FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Yes                                          No                 X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Yes                                         No                 X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

        Yes                                          No                 X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item

1.	Financial Statements as of March 31, 2015 together with Independent Auditors’ Report

FINANCIAL STATEMENTS AS OF MARCH 31, 2015 TOGETHER WITH INDEPENDENT AUDITORS’ REVIEW REPORT.

BALANCE SHEETS AS OF

MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 20)

-Stated in thousands of pesos-

ASSETS:	03-31-2015	12-31-2014

A. CASH AND DUE FROM BANKS:
Cash	2,807,429	2,857,658
Due from banks and correspondents	10,042,886	9,668,573

Argentine Central Bank (BCRA)	9,934,820	9,325,330
Other local	1,837	1,094
Foreign	106,229	342,149

	12,850,315	12,526,231

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings booked at fair value (Exhibit A)	2,623,186	2,941,865
Holdings booked at amortized cost (Exhibit A)	98,391	164
Instruments issued by the BCRA (Exhibit A)	11,985,646	8,630,056
Investments in listed private securities (Exhibit A)	169	178
Less: Allowances (Exhibit J)	201	201

	14,707,191	11,572,062

C. LOANS:
To government sector (Exhibits B, C and D)	57,208	54,459
To financial sector (Exhibits B, C and D)	2,042,625	2,216,310

Interfinancial – (Call granted)	5,000	30,000
Other financing to local financial institutions	1,533,504	1,691,857
Interest and listed-price differences accrued and pending collection	504,121	494,453

To non financial private sector and residents abroad (Exhibits B, C and D)	40,916,789	39,045,753

Overdraft	7,180,739	6,861,786
Discounted instruments	5,882,870	6,035,048
Real estate mortgage	1,512,906	1,466,346
Collateral Loans	1,729,071	1,651,228
Consumer	6,181,596	6,091,935
Credit cards	12,399,432	11,465,609
Other	5,468,974	4,953,604
Interest and listed-price differences accrued and pending collection	696,336	654,109
Less: Interest documented together with main obligation	135,135	133,912

Less: Allowances (Exhibit J)	916,797	905,336

	42,099,825	40,411,186

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	456,102	384,930
Amounts receivable for spot and forward sales to be settled	2,641,928	1,405,562
Instruments to be received for spot and forward purchases to be settled	651,129	312,684
Unlisted corporate bonds (Exhibits B, C and D)	101,707	48,653
Non-deliverable forward transactions balances to be settled	26,831	140,326
Other receivables not covered by debtor classification regulations	31,175	14,873
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	252,711	257,778
Less: Allowances (Exhibit J)	2,521	2,139

	4,159,062	2,562,667

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibits B, C and D)	2,050,496	1,995,716
Interest accrued pending collection (Exhibits B, C and D)	29,746	25,961

Less: Allowances (Exhibit J)	31,520	28,808

	2,048,722	1,992,869

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	584,842	527,403
Other (Note 5.a.) (Exhibit E)	191,891	164,615

	776,733	692,018

G. OTHER RECEIVABLES:
Other (Note 5.b.)	1,517,480	1,595,869
Other interest accrued and pending collection	677	744
Less: Allowances (Exhibit J)	287,999	291,237

	1,230,158	1,305,376

H. PREMISES AND EQUIPMENT (Exhibit F):	931,031	924,237

I. OTHER ASSETS (Exhibit F):	1,230,642	1,144,815

J. INTANGIBLE ASSETS (Exhibit G):
Organization and development expenses	157,182	144,357

	157,182	144,357

K. SUSPENSE ITEMS:	8,405	8,542

TOTAL ASSETS:	80,199,266	73,284,360

(Contd.)

BALANCE SHEETS AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 20)

-Stated in thousands of pesos-

LIABILITIES:	03-31-2015	12-31-2014

L. DEPOSITS (Exhibits H and I):
Government sector	1,831,368	1,017,837
Financial sector	49,545	77,482
Non financial private sector and residents abroad	53,464,856	50,340,332

Checking accounts	14,452,786	14,622,588
Savings deposits	15,107,041	15,005,261
Time deposits	22,067,738	19,279,641
Investments accounts	594	483
Other	1,517,837	1,129,571
Interest and listed-price differences accrued payable	318,860	302,788

	55,345,769	51,435,651

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (Exhibit I)	67,144	73,110

Other	67,144	73,110

Banks and International Institutions (Exhibit I)	349,594	406,031
Unsubordinated corporate bonds (Exhibit I)	1,691,964	1,662,789
Amounts payable for spot and forward purchases to be settled	651,152	312,751
Instruments to be delivered for spot and forward sales to be settled (Exhibit O)	2,684,369	1,457,098
Financing received from Argentine financial institutions (Exhibit I)	102,092	--,--

Other financing from local financial institutions	102,000	--,--

Interest accrued payable	92	--,--
Non-deliverable forward transactions balances to be settled	--,--	54
Other (Note 5.c.) (Exhibit I)	4,008,149	4,091,393
Interest and listed-price differences accrued payable (Exhibit I)	65,374	66,653

	9,619,838	8,069,879

N. OTHER LIABILITIES:

Other (Note 5.d.)	3,056,672	2,645,736

	3,056,672	2,645,736

O. ALLOWANCES (Exhibit J):	887,418	771,073

P. SUSPENSE ITEMS:	26,747	30,145

TOTAL LIABILITIES:	68,936,444	62,952,484

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders’ equity)	11,262,822	10,331,876

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	80,199,266	73,284,360

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 20)

-Stated in thousands of pesos-

	03-31-2015	12-31-2014
DEBIT ACCOUNTS

Contingent
– Guaranties received	12,347,981	11,585,575
– Contra contingent debit accounts	2,019,971	1,750,341

	14,367,952	13,335,916

Control
– Receivables classified as irrecoverable	618,531	517,974
– Other (Note 5.e.)	140,495,685	120,090,317
– Contra control debit accounts	323,527	1,217,512

	141,437,743	121,825,803

Derivatives (Exhibit O)
– “Notional” amount of non-deliverable forward transactions	1,646,259	2,984,388
– Interest rate swap	934,452	1,097,965
– Contra derivatives debit accounts	1,966,081	2,915,793

	4,546,792	6,998,146

For trustee activities
– Funds in trust	6,605	6,605

	6,605	6,605

TOTAL	160,359,092	142,166,470

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	409,432	640,198
– Guaranties provided to the BCRA	485,013	223,973
– Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	482,191	384,982
– Other guaranties given non covered by debtor classification regulations	231,574	210,453
– Other covered by debtor classification regulations (Exhibits B, C and D)	411,761	290,735
– Contra contingent credit accounts	12,347,981	11,585,575

	14,367,952	13,335,916

Control
– Items to be credited	54,772	965,725
– Other	268,755	251,787
– Contra control credit accounts	141,114,216	120,608,291

	141,437,743	121,825,803

Derivatives (Exhibit O)
– “Notional” amount of non-deliverable forward transactions	1,966,081	2,915,793
– Contra derivatives credit accounts	2,580,711	4,082,353

	4,546,792	6,998,146

For trustee activities
– Contra credit accounts for trustee activities	6,605	6,605

	6,605	6,605

TOTAL	160,359,092	142,166,470

The accompanying notes 1 through 20 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS

ENDED MARCH 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish – See note 20)

- Stated in thousands of pesos -

	03-31-2015	03-31-2014
A. FINANCIAL INCOME

Interest on loans to the financial sector	142,222	163,476
Interest on overdraft	488,603	458,904
Interest on discounted instruments	306,681	299,693
Interest on real estate mortgage	68,649	53,426
Interest on collateral loans	100,288	70,957
Interest on credit card loans	637,018	391,996
Interest on other loans	731,996	637,791
Interest on other receivables from financial transactions	50	3,753
Interest on financial leases	89,344	73,254
Income from secured loans - Decree 1387/01	3,544	4,145
Net income from government and private securities	910,565	405,815
Indexation by benchmark stabilization coefficient (CER)	45,240	95,549
Gold and foreign currency exchange difference	120,925	582,027
Other	53,101	479,650

	3,698,226	3,720,436

B. FINANCIAL EXPENSE

Interest on savings deposits	4,620	4,450
Interest on time deposits	1,052,007	1,000,998
Interest on interfinancial financing (call borrowed)	4,579	1,066
Interest on other financing from financial institutions	2	--,--
Interest on other liabilities from financial transactions	107,597	61,616
Other interest	1,693	2,199
Indexation by CER	12	69
Contribution to the deposit guarantee fund	88,205	18,837
Other	194,271	229,964

	1,452,986	1,319,199

GROSS INTERMEDIATION MARGIN – GAIN	2,245,240	2,401,237

C. ALLOWANCES FOR LOAN LOSSES	140,187	113,263

D. SERVICE CHARGE INCOME

Related to lending transactions	488,589	336,397
Related to liability transactions	436,740	341,444
Other commissions	40,945	33,362
Other (Note 5.f.)	275,549	207,982

	1,241,823	919,185

E. SERVICE CHARGE EXPENSE

Commissions	260,580	187,529

Other (Note 5.g.)	125,114	92,205

	385,694	279,734

(Contd.)

STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS

ENDED MARCH 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See note 20)

- Stated in thousands of pesos -

	03-31-2015	03-31-2014
F. ADMINISTRATIVE EXPENSES

Payroll expenses	899,112	675,910
Fees to Bank Directors and Supervisory Committee	1,613	1,406
Other professional fees	15,655	14,099
Advertising and publicity	42,255	49,232
Taxes	141,951	105,969
Fixed assets depreciation	44,542	30,375
Organizational expenses amortization	14,580	13,214
Other operating expenses	210,566	174,195
Other	198,859	137,418

	1,569,133	1,201,818

NET GAIN FROM FINANCIAL TRANSACTIONS	1,392,049	1,725,607

G. OTHER INCOME

Income from long-term investments	84,709	82,225
Punitive interests	6,379	4,380
Loans recovered and reversals of allowances	43,393	150,235
Other (Note 5.h.)	35,882	53,481

	170,363	290,321

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	4	6
Charge for uncollectibility of other receivables and other allowances	91,931	31,589
Amortization of difference arising from judicial resolutions Depreciation and losses from miscellaneous assets	1,708 87	3,178 79
Other (Note 5.i)	85,736	128,158

	179,466	163,010

NET GAIN BEFORE INCOME TAX	1,382,946	1,852,918

I. INCOME TAX (Note 4.1)	452,000	490,800

NET INCOME FOR THE PERIOD	930,946	1,362,118

The accompanying notes 1 through 20 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish – See note 20)

- Stated in thousands of pesos -

2015									2014

			Non capitalized contributions		Retained earnings
	Movements	Capital Stock	Issuance premiums	Adjustments to stockholders’ equity (1)	Legal	Other	Unappropriated earnings	Total	Total

1.	Balance at beginning of fiscal year	536,878	182,511	312,979	1,900,721	4,194,291	3,204,496	10,331,876	7,156,180

2.	Net income for the period	--,--	--,--	--,--	--,--	--,--	930,946	930,946	1,362,118

3.	Balance at the end of the fiscal year	536,878	182,511	312,979	1,900,721	4,194,291	4,135,442	11,262,822	8,518,298

(1)	Adjustments to stockholders’ equity refer to Adjustment to Capital Stock.

The accompanying notes 1 through 20 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW FOR THE

THREE MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See note 20)

-Stated in thousands of pesos-

	03-31-2015		03-31-2014

CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of the fiscal year	13,051,491	(1)	13,604,191 (1)
Cash and cash equivalents at the end of the period	13,344,900	(1)	11,022,268 (1)

Net increase / (decrease) in cash and cash equivalents	293,409		(2,581,923)

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
-Government and private securities	(2,224,564)		(5,128,886)
- Loans	937,225		2,701,350

to financial sector	161,793		105,001
to non-financial public sector	(17)		(16)
to non-financial private sector and residents abroad	775,449		2,596,365
- Other receivables from financial transactions	(24,207)		153,916
- Receivables from financial leases	(55,853)		(8,221)
- Deposits	2,563,498		(90,056)

to financial sector	(27,937)		(18,251)
to non-financial public sector	816,434		(210,577)
to non-financial private sector and residents abroad	1,775,001		138,772
- Other liabilities from financial transactions	12,474		252,836

Financing from financial or interfinancial sector (call borrowed)	102,000		16,000
Others (except liabilities included in Financing Activities)	(89,526)		236,836
Collections related to service charge income	1,244,496		912,312
Payments related to service charge expense	(388,605)		(278,894)
Administrative expenses paid	(1,505,693)		(1,163,286)
Organizational and development expenses paid	(11,519)		(4,126)
Net collections from punitive interest	6,375		4,374
Differences from judicial resolutions paid	(1,708)		(3,178)
Collections of dividends from other companies	67		48
Other collections related to other income and expenses	(23,245)		(44,388)

Net cash flows provided by / (used in) operating activities	528,741		(2,696,199)

Investment activities

Net payments from premises and equipment	(31,903)		(3,100)
Net collections from other assets	(120,519)		(148,518)
Other collections / (payments) from investment activities	48,950		(175,243)

Net cash flows used in investment activities	(103,472)		(326,861)

Financing activities

Net collections / (payments) from:
-Unsubordinated corporate bonds	29,175		403,996
- Argentine Central Bank	(5,922)		(4,687)

Other	(5,922)		(4,687)
- Banks and international agencies	(56,437)		8,380
Other collections / (payments) related to financing activities	(98,676)		33,448

Net cash flows (used in) / provided by financing activities	(131,860)		441,137

Net increase / (decrease) in cash and cash equivalents	293,409		(2,581,923)

(1)	See note 16 “Statements of cash and cash equivalents flow”.

The accompanying notes 1 through 20 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2015, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2014, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish - See note 20)

(Stated in thousands of pesos)

1.	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1  Corporate situation

BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has its headquarter in Buenos Aires, Argentina, and operates a 251-branch network.

As from December, 1996, BBVA Francés is part of Banco Bilbao Vizcaya Argentaria S.A.’s (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.93% of the corporate stock as of March 31, 2015.

Part of the Bank’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

 1.2  Capital stock

Changes in the Bank’s capital stock during the last five fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce (RPC)	Form of placement	Amount	Total
Capital Stock as of December 31, 2010:				536,361

03-30-2011	09-14-2011	(1)	517	536,878
03-26-2012	03-27-2014	(2)	50,410
03-26-2012	03-27-2014	(2)	(50,410)	536,878	(3)

(1)	Due to the merger of Consolidar Comercializadora S.A. into BBVA Francés.

(2)	Due to the merger of Inversora Otar S.A. into BBVA Francés.

(3)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.3 Registration with CNV as Settlement and Clearing Agent - Comprehensive

The new Capital Markets Law Nr. 26,831, enacted on December 28, 2012 and then regulated by CNV’s General Resolution Nr. 622/13 on September 5, 2013 sets forth, in its Section 47 that agents are under a duty to register with the CNV for interacting with the market in any of the modalities established in CNV’s General Resolution Nr. 622/13. The filing to register the Bank as a Settlement and Clearing Agent – Comprehensive started on December 17, 2013 and was completed on September 19, 2014 when the Bank was registered under Number 42.

1.4 Responsibility of stockholders

BBVA Francés is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid - in shares, in accordance with Law Nr. 19,550. As a result, in compliance with Law Nr. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1 Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

By Communication “A” 3921 of the BCRA and General Resolution Nr. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003.

Argentina’s professional accounting standards require applying Technical Pronouncement Nr. 6 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) (as amended by Technical Resolution Nr. 19) which sets forth that financial statements are to be restated in constant currency when the country’s economic environment exhibits certain characteristics. A prerequisite for the application of this pronouncement is that inflation as accumulated throughout a 3-year period, measured by the so-called Domestic Wholesale Price Index (IPIM) published by Argentina’s Official Statistics Bureau –the National Statistics and Censuses Institute- attains or exceeds 100%. Inflation accumulated in the period December 31, 2011 to December 31, 2014, measured by the above-mentioned index was 67%. Therefore, at the end of this fiscal year, the prerequisite for restatement into constant currency of the information contained in the financial statements is not satisfied. The above notwithstanding, it should be noted that if this prerequisite were satisfied, the restatement will be mandatory. At the date of issuance of these financial statements, the considerations discussed above still hold valid.

2.2 Comparative information

In accordance with BCRA Communication “A” 4667, the Balance Sheet and the Exhibits that so specify include the comparative information as of December 31, 2014, while the Statements of Income, Changes in Stockholders’ Equity and Cash and cash equivalents flow show comparative information as of March 31, 2014.

2.3 Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of March 31, 2015 and the end of the previous fiscal year, such amounts were translated into pesos at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the period or fiscal year. The exchange differences were charged to income (loss) for the period or fiscal year.

b)	Government and private securities:

•

Holdings booked at fair value and instruments issued by the BCRA at fair value: they were valued based on current listed prices or the prevailing present value for each security as of March 31, 2015 and the end of the previous fiscal year. Differences in listed prices were credited/charged to income for the period or fiscal year.

•

Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost: as of March 31, 2015 and the end of the previous fiscal year, these were valued using the amount of initial recognition, rose on the basis of the interest accrued as per the internal rate of return.

•

Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as of March 31, 2015 and the end of the previous fiscal year. Differences in listed prices were charged to income for the period or fiscal year.

c)	Loans to Government Sector:

Federal Government secured loans – Decree Nr. 1387/2001:

As of March 31, 2015 and the end of the previous fiscal year, the secured loans were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value in accordance with the provisions under BCRA’s Communication “A” 5180. In addition, the amount required to take their book values to their fair realizable values is recorded in a balancing account.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities which were recognized on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of March 31, 2015 and the end of the previous fiscal year, receivables and payables have been adjusted to the CER as follows:

-

Federal government secured loans have been adjusted under Resolution Nr. 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

-

Federal Government Secured Bonds due in 2020: have been adjusted under Resolution Nr. 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

-	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of March 31, 2015 and the end of the previous fiscal year.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, receivables from financial leases, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

-	In foreign currency: they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of the end of the period or fiscal year.

-

Securities: with Holdings of government and private securities and Instruments issued by BCRA at fair value and at amortized cost: as of March 31, 2015 and the end of the previous fiscal year, they were valued according to the method described in 2.3.b).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of March 31, 2015 and the end of the previous fiscal year.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of March 31, 2015 and the end of the previous fiscal year.

j)	Receivables from financial leases:

As of March 31, 2015 and the end of the previous fiscal year, they were valued at the present value of the sum of the periodical instalments and the unguaranteed residual value, calculated as per the conditions agreed upon in the respective leases, applying the implicit interest rate thereto.

k)	Investments in other companies:

-	Investments in controlled financial institutions, supplementary activities and authorized were valued based on the following methods:

•

BBVA Francés Valores S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings), PSA Finance Argentina Compañía Financiera S.A., BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and Rombo Cía. Financiera S.A.: were valued by applying the equity method at the end of the period or fiscal year.

Although the Bank has a 40% interest ownership in the capital stock and votes of Rombo Cía. Financiera S.A., operational and financial decisions at Rombo Cía. Financiera S.A. are taken together with this company’s majority shareholder on a joint control basis.

-	Investments in non controlled financial institutions, supplementary activities and authorized were valued according to the following methods:

•	Visa Argentina S.A. and Interbanking S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•	Bladex S.A.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

-	Other non controlled affiliates were valued based on the following methods:

•	BBVA Consolidar Seguros S.A.: was valued by applying the equity method at the end of the period or fiscal year.

•	S.W.I.F.T. S.C.R.L.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost less related accumulated amortization calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

This caption included the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law Nr. 25,561, Decree Nr. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) was amortized within the 60 monthly instalments starting in April 2003 in accordance with Communication “A” 3916 of the BCRA.

As of March 31, 2015 and the end of the previous fiscal, these assets have been fully amortized, with the total accumulated amortization as of those dates amounting to 1,436,187 and 1,434,479, respectively.

The Bank, however, notifies that such amortization was solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

Pursuant to the decisions handed down by Argentina’s Supreme Court of Justice (“Massa, Juan Agustín v. Argentine Executive Branch – Executive Order 1570/ et al over action for the protection of constitutional rights (amparo) Law Nr. 16,986” and “Kujarchuk v. Argentine Executive Branch”), a calculation method was established for the payment of bank deposits that was different from the one that had been instituted by the Argentine Executive Branch.

As of March 31, 2015 and the end of the previous fiscal year, the Bank has estimated this contingency and it has recorded allowances for the total amount.

The Bank expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the above-mentioned actions and according to the law in relation to the “pesification” of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

n)	Derivative transactions (see note 12):

•	Interest rate swaps and Forward transactions:

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of the period or fiscal year.

2.

Forward transactions receivable/payable in pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of the period or fiscal year as applied to stated notional amounts.

•	Repo and Reverse Repo transactions

As of March 31, 2015 and the end of the previous fiscal year, the repos whose underlying assets are not subject to the volatilities published by BCRA were valued as per the cost of each transaction and the repos whose underlying assets are subject to volatility were recorded at their quoted value. Accrued premiums were charged to income (loss) for the period or fiscal year.

o)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

p)	Other liabilities:

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of March 31, 2015 and the end of the previous fiscal year.

q)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

r)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at cost. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

s)	Statement of Income Accounts:

-

As of March 31, 2015 and 2014, accounts accruing monetary transactions [(financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.)] were computed on the basis of their monthly accrual at historical rates.

-	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

-	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

t)	Earning per share:

As of March 31, 2015 and 2014, the Bank calculated the earning per share on the basis of 536,877,850 ordinary shares of $1 par value each. The net income for each period on those dates is as follows:

	03-31-2015	03-31-2014

Net income for the period	930,946	1,362,118
Earning per share for the period – (stated in pesos)	1.73	2.54

u)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the reported amounts of income/loss during the periods. Actual income/loss may differ from such estimates.

3.	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria established by the Argentine professional accounting standards.

The main differences between the regulations of the BCRA and the Argentine professional accounting standards are detailed below:

a)	Tax effects

As already indicated hereinbelow, in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with Argentine professional accounting standards, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 222,700 and 239,500 as of March 31, 2015 and the end of the previous fiscal year, respectively, should be reversed.

b)	Derivative financial instruments

As explained in notes 2.3.n) and 12, as of March 31, 2015 and the end of the previous fiscal year, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank had applied the Argentine professional accounting standards, the stockholders’ equity would have increased in 8,390 and 7,351, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the periods ended March 31, 2015 and 2014 would have been 1,039 (income) and 5,753 (income), respectively.

4.	TAX MATTERS

4.1. Income tax

The Bank determined the charge for income tax by applying the statutory 35% rate to taxable income estimated for fiscal year considering the effect of temporary differences between valuation of assets and liabilities for accounting purposes and their taxable bases. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

As of March 31, 2015 and 2014, the Bank recorded 452,000 and 490,800, respectively, in the Income tax caption as the estimate of the income tax charge payable to the tax authorities for these fiscal years.

As of March 31, 2015 and the end of the previous fiscal year, the Bank has booked 954,280 and 758,681, respectively, in the caption Other liabilities – Other – Accrued Taxes as a result of having netted the income tax withholdings and other withholdings applied to the Bank until such dates.

Besides, on June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank, based on the opinion of its legal counsel, responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank set up an allowance for the net balance between the deferred tax assets and liabilities.

As of March 31, 2015 and the end of the previous fiscal year, the Bank recorded under Other Receivables (in the line Tax Prepayments) a taxable deferred asset amounting 222,700 and 239,500, respectively. Such amounts are made up as follows:

	03-31-2015	12-31-2014

Deferred tax assets	558,500	532,000
Deferred tax liabilities	(335,800)	(292,500)

Net deferred assets	222,700	239,500
Allowance	(222,700)	(239,500)

4.2. Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law Nr. 25,063 in the year ended December 31, 1998, for a ten-year term. On December 19, 2008 Law Nr. 26,426 established a one-year extension in TOMPI until December 30, 2009. In turn, Law Nr. 26,545, published in the Official Gazette on December 2, 2009 extended TOMPI for an additional ten-year period. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will be reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

As of March 31, 2015 and 2014, the Income tax assessed was higher than the TOMPI. Therefore, a provision was raised for Income tax.

4.3. Other tax issues

a)

On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003. On November 14, 2007, the Bank filed its defenses to the notice mentioned.

Then, on October 6, 2008, the Bank was given notice of Resolution Nr. 3631-DGR 2008 containing the sua sponte tax assessment for the fiscal years 2002 and 2003. On October 28, 2008, the Bank filed an appeal for review against this resolution, which was rejected on November 7, 2008.

In response to said rejection, on November 28, 2008 an appeal was filed with a higher administrative authority by the Ministry of Economy of the Government of the City of Buenos Aires, which was also dismissed on April 24, 2009.

On April 28, 2009, the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters, Panel 3 handed down a judgment favourable to a petition filed by the Bank for the judge to suspend the effect of the decision made by administrative authorities until the appeal is decided. The judgment thus ordered that “….subject to a sworn promise to comply … a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by BBVA Francés to the bonds received from the National Government in the terms of Decree Nr. 905-02 and the related foreign exchange gains/losses in all matters related to taxation for turnover tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding that the Bank should pay any amount due that may have arisen from the items above detailed”.

Also in this respect, on May 13, 2009, an action for a declaratory judgment was commenced by the Bank against the Tax Bureau of the City of Buenos Aires, currently being heard by the court with original Federal Jurisdiction over Contentious Administrative Matters Nr. 1, to procure a judgment ascertaining that a) the bonds received by the Bank from the National Government as compensation for the asymmetric conversion into pesos of assets and liabilities imposed by the Executive Order Nr. 905/2002 may not be levied with Turnover Tax in the Autonomous City of Buenos Aires; b) the foreign exchange gains/losses are a direct effect of the modification of the monetary system and therefore should not be levied with Turnover Tax in the Autonomous City of Buenos Aires.

On December 29, 2010, the Judge presiding over the court with original Federal Jurisdiction over Contentious Administrative Matters Nr. 1 handed down a new precautionary measure ordering the Tax Bureau of the City of Buenos Aires to refrain from demanding that BBVA Francés should pay any debt originating in the tax treatment that should be afforded to the bonds received from the National Government as compensation for the asymmetric re-denomination into Pesos under Executive Order Nr. 905/02 and the foreign exchange gains/losses for purposes of Turnover Tax for the fiscal period 2002 in issue until a final judgment has been rendered on the proceedings whereby the action for a declaratory judgment is still pending.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

As regards the balance of the amount claimed, the Bank adhered to a scheme of payment in instalments that was settled on October 4, 2010.

b)

On December 23, 2011, the Tax Bureau of the City of Buenos Aires (AGIP) passed its Resolution Nr. 3088-DGR-2011 and notified the Bank of the commencement of a sua sponte tax assessment thereunder alleging presumptive differences owed to the Tax Bureau in the payment of turnover tax for the fiscal years 2004 through 2010. On January 27, 2012, BBVA Francés filed its defense with the Tax Bureau.

Afterwards, on December 28, 2012, the Bank was notified of Resolution Nr. 3253-DRG-2012 whereby the Tax Bureau of the City of Buenos Aires proceeded with a sua sponte assessment based on facts concerning the taxable basis for purposes of turnover tax for the fiscal years 2004 through 2010.

On February 4, 2013, the Bank filed an appeal for reconsideration against Resolution Nr. 3253-DRG-2012 moving for the annulment of the tax adjustments contained in the sua sponte tax assessment and for an immediate order to archive the case file.

On February 3, 2015, the Bank was notified of the passage of Resolution Nr. 2014-3711-DGR, which conceded the appeal in part.

This Resolution was appealed by lodging a so-called “hierarchical appeal” with the head of the governmental agency in charge of raising public revenue.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

c)

On December 20, 2013, the Bank was notified of the Administrative Proceeding Tax Assessment Decision Nr. 4705 handed down by the Tax Bureau of the Province of Buenos Aires, whereby this tax bureau made a sua sponte determination of taxable income associated to turnover tax for the fiscal periods 01/2008 to 12/2008.

Against this Decision, the Bank filed on January 14, 2014 an appeal for the tax bureau to reverse its own decision and requested that the tax adjustments inserted in the sua sponte tax assessment be rendered ineffectual and that in due time these proceedings be archived.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the Province of Buenos Aires and do not expect an adverse financial impact in these respects.

5.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	03-31-2015	12-31-2014

a) INVESTMENTS IN OTHER COMPANIES

In controlled companies -supplementary activities	130,184	108,366
In other non-controlled companies- unlisted	49,918	44,460
In non-controlled companies-supplementary activities	11,789	11,789

Total	191,891	164,615

b) OTHER RECEIVABLES

Guarantee deposits	460,666	377,029
Miscellaneous receivables	299,860	386,476
Prepayments	279,199	279,376
Tax prepayments (1)	270,735	277,218
Loans to personnel	177,740	181,620
Advances to personnel	29,113	93,065
Other	167	1,085

Total	1,517,480	1,595,869

(1)	As of March 31, 2015 and the end of the previous fiscal year, it includes the deferred tax asset for 222,700 and 239,500, respectively (see note 4.1.)

	03-31-2015	12-31-2014

c) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

Accounts payable for consumption	2,396,328	2,482,573
Other withholdings and collections at source	647,949	687,723
Collections and other operations for the account of third parties	456,599	419,185
Money orders payable	294,039	338,117
Social security payment orders pending settlement	94,972	18,816
Pending Banelco debit transactions	48,103	73,651
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	34,592	32,488
Funds raised from third parties	14,295	18,941
Loans received from Interamerican Development Bank (IDB)	5,908	6,485
Accrued commissions payable	4,425	7,336
Other	10,939	6,078

Total	4,008,149	4,091,393

d) OTHER LIABILITIES

Accrued taxes	1,194,273	991,889
Miscellaneous payables	920,348	678,461
Accrued salaries and payroll taxes	540,871	536,553
Amounts collected in advance	397,305	434,830
Other	3,875	4,003

Total	3,056,672	2,645,736

e) MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Items in safekeeping	69,428,314	53,384,165
Securities representative of investments in custody safekeeping on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	65,638,009	61,071,633
Checks not yet credited	4,019,634	3,694,973
Collections items	505,623	573,483
Cash in custody on behalf of the BCRA	264,591	287,347
Checks drawn on the Bank pending clearing	185,540	564,348
Other	453,974	514,368

Total	140,495,685	120,090,317

	03-31-2015	03-31-2014
f) SERVICE CHARGE INCOME

Commissions for hiring of insurances	157,598	111,452
Rental of safe-deposit boxes	41,496	34,486
Commissions on debit and credit cards	21,372	12,586
Commissions for transportations of values	10,126	6,609
Commissions for loans and guaranties	9,458	10,022
Commissions for capital market transactions	7,647	4,080
Commissions for escrow	5,370	5,922
Commissions for salary payment	2,427	2,500
Commissions for trust management	345	341
Other	19,710	19,984

Total	275,549	207,982

g) SERVICE CHARGE EXPENSE

Turn-over tax	85,567	65,701
Insurance paid on lease transactions	33,226	23,609
Other	6,321	2,895

Total	125,114	92,205

h) OTHER INCOME

Related parties expenses recovery	14,036	5,924
Income from the Credit Card Guarantee Fund	11,799	19,192
Interest on loans to personnel	7,370	7,633
Rents	767	--,--
Other	1,910	20,732

Total	35,882	53,481

i) OTHER EXPENSE

Charges for administrative, disciplinary and criminal penalties (1)	48,817	--,--
Deferred income tax (2)	16,800	108,800
Private health insurance for former employees	3,636	2,426
Insurance losses	2,962	3,044
Turn-over tax	2,191	2,772
Donations	1,953	1,999
Other	9,377	9,117

Total	85,736	128,158

(1) See note 6.1.

(2) Offset with a charge for the same amount in “Loans recovered and reversals of allowances” account, under Other income item.

6.	PENALTIES IMPOSED ON THE BANK AND ADMINISTRATIVE PROCEEDINGS INSTITUTED BY THE BCRA.

In compliance with the requirement imposed by the Argentine Central Bank’s Communication “A” 5689, issued on January 8, 2015, the following is a detail of the administrative and/or disciplinary penalties as well as the sentences imposed by criminal trial courts, enforced or brought by the Argentine Central Bank, the Financial Information Unit (UIF) and the Argentine Securities Commission (CNV) of which the Bank has been notified:

6.1.	Penalties enforced against the Bank

•

On April 21 and 29, 2010, by virtue of Resolutions Nr. 43/10 and 44/10 the Bank was notified of the commencement of two enforcement action proceedings instituted by the Financial Information Unit (UIF) against BBVA Francés arising from two wire transfers received by two customers in their respective sight accounts on November 22, 2007.

It has been the UIF’s understanding that the profile of the customers, as defined, and the supporting documentation submitted by the Bank do not coincide with the possibility of receiving such wire transfers.

In due time, the Bank filed its defenses, offered evidence and petitioned for an acquittal. In addition, the Bank called for the enforcement in this case of the same guarantees available in court proceedings, argued that the statute of limitations applicable to punishable offenses had run out and further claimed that Law Nr. 25,246 is unconstitutional when it comes to the scale of penalties imposed.

On October, 13 and September, 14 2010, the Bank was served with the Resolutions Nr. 181/10 and 169/10 adopted by the UIF whereby BBVA Francés was ordered to pay a fine for an amount equivalent to one time the transactions objected for the amounts of 39,393 and 9,174, respectively.

On the basis of its legal advisors’ opinion, on October 28 and November 25, 2010, the Bank lodged with the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters a direct appeal against the UIF’s Resolutions in connection with the wire transfers for 9,174 and 39,393, respectively, in accordance with the provisions under Section 25 of Law Nr. 25,246.

The Bank and its legal advisors have concluded that the analysis of the transactions involved has been made in compliance with applicable legal regulations and that no Suspicious Transaction Report (“ROS”, for its Spanish acronym) has proven necessary. For such reason, the Bank does not expect any adverse financial impacts in this respect. The above notwithstanding, as from January 2015 and to comply with the provisions under Communication “A” 5689 of the Argentine Central Bank, the Bank has raised a provision for 48,567.

It must be mentioned that the Regulatory Compliance Officer designated as of that date was also sentenced in both cases.

•	“BBVA Banco Francés S.A. – FCI Acciones Globales over complaint File 1196/2008”.

Summary proceedings instituted by the Argentine Securities Commission (CNV) notified on January 6, 2009. The cause of action underlying the complaint is the presumed non-compliance with the conditions for the subscription of a mutual fund (FCI Acciones Globales) as there was a failure to have them embodied and published in the fund’s Management Rules. The complaint points out that the subscription could only be conducted in USD “currency” rather than in USD “notes”. This notwithstanding, the Rules set forth that subscription is in US Dollars and does not distinguish between currency or note USDs, therefore, there was no need for amending the Rules. Pursuant to Resolution Nr. 16,821 notified on May 31, 2012, a decision was made to impose on the Bank a 250 fine. The seven regular members of the Board of Directors as of the date of these events were also sanctioned. An appeal has been lodged against the Resolution that imposes the fine with the Appellate Court in Commercial Matters in and for the City of Buenos Aires. Pursuant to Law Nr. 26,831, a jurisdictional issue has emerged between the Appellate Court in Commercial Matters and the Argentine Administrative and Contentious Appellate Court. The file has been sent to the Supreme Court of Justice which in December 2014 decided that the Appellate Court with jurisdiction in commercial matters is the court that must hear in the case.

The Bank and its legal advisors estimate that the applicable rules and regulations have been reasonably interpreted and that no adverse financial impact is expected in this respect. This notwithstanding, as from January 2015 and to comply with the provisions under Communication “A” 5689 of the Argentine Central Bank, the Bank has raised a provision for 250.

•

“BBVA Banco Francés S.A. over breach of Law Nr. 21.526 Section 41”. Financial administrative proceedings conducted by the Argentine Central Bank, whose commencement was notified on December 13, 2007 and identified under Nr. 1213, File Nr. 101.267/07. The charges here are for 12 presumably non-transferable time deposits in foreign currency that were withdrawn previous to their maturity date. Such early termination would amount to a breach of the provisions under Communication “A” 3043 of the Central Bank of the Argentine Republic which sets forth that non-transferable certificates may not be cashed either in whole or in part before their maturity dates. In addition, it is argued that such early withdrawal entailed failure to apply the rules of Executive Decree Nr. 1570/01 to 11 of those certificates and in another case the breach of the rules under such decree and Communication “A” 3372. The period under observation was November 30 through to December 3, 2001 (which was when the certificates were cancelled).

The Bank and the directors notified filed in due time and manner their corresponding defenses which focused on the errors in entering these deposits as non-transferable in the Bank’s computerized applications despite the customers’ not having expressly opted for that condition.

On September 6, 2013, the Argentine Central Bank notified the Bank of Resolution Nr. 592 whereby a fine was imposed for 2,100 which was paid and then charged to P&L on September 13, 2013. Those accused for it were BBVA Banco Francés S.A. and the six regular members of the Board of Directors in office at the time of the facts in issue and one of the officers against whom the proceedings had been commenced was acquitted. An appeal has been lodged against the Resolution that imposes the fine with the Federal Appellate Court with jurisdiction over contentious and administrative matters, that is being heard by Panel Nr. 1 under Nr. 40.513/2013. On March 13, 2015, the Entity was notified by the Federal Appellate Court with jurisdiction over contentious and administrative matters that the judgment had been confirmed.

6.2.	Administrative Proceedings commenced by the BCRA

•

“Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on February 22, 2008 and identified under Nr. 3511, File 100.194/05, on grounds of a breach of the Criminal Foreign Exchange Regime of foreign currency by reason of purchases and sales of US Dollars through BCRA in excess of the authorized amounts. These total 44 transactions involving the branches 099, 342, 999 and 320. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the trial court acquitted all the accused from all charges. The State Attorney’s Office filed an appeal and the case is now pending resolution from Panel A of the Appellate Court with jurisdiction over criminal and economic matters.

•

“Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank, notified on December 28, 2007, identified under Nr. 3531, File Nr. 100.345/06 and Nr. 101.581/07. The summary proceedings focus on considering that some purchases and sales of USD-denominated Government securities through Mercado Abierto Electrónico were in fact foreign exchange transactions and should, instead, have been channeled through So-called “MULC” (initials standing for Single and Free-Floating Foreign Exchange Market). Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Wholesale Banking Director, (ii) the Treasury Manager, (iii) the person responsible for Trading and (iv) the Head of the Back Office. A judgment was passed that acquitted BBVA Banco Francés S.A. and all the accused officers. The State Attorney’s Office filed an appeal against this judgment. An appellate brief was filed in support of the acquittal. On March 13, 2015, the Appellate Court with jurisdiction over criminal and economic matters, confirmed the judgment acquitting the Company and the officers involved. The State Attorney’s Office filed an appeal with the court of cassation and a so-called “extraordinary” appeal.

•

“Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank, notified on October 9, 2009 and identified under Nr. 4157, File 100.778/05 objecting certain transactions channeled through the so-called “MULC” (initials standing for Single and Free-Floating Foreign Exchange Market) with individuals and legal entities that were not allowed to operate in the MULC. The period observed is January through April 2004. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) two Foreign Trade area employees. The case is in the sentencing stage.

•

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank, notified on November 30, 2009 and identified under Nr. 4181, File N° 100.309/06 which alleges a departure from currently applicable foreign exchange regulations in connection with foreign trade transactions conducted by SULFACID S.A.C.I.F.y C., on charges of failure to comply with currently applicable rules and regulations when the company paid 4 pre-financing installments directly abroad without passing through the channels in the Argentine Republic. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) three Foreign Trade area employees. This is being heard by the Court with Jurisdiction over Financial Crimes Nr. 3, Clerk of Court’s Office Nr. 6 and it is presently in the sentencing stage.

•

“Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on December 1, 2010 and identified under Nr. 4517, File N° 40.536/05 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel in Branch 097- Comodoro Rivadavia -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Retail Banking Manager, (ii) the Territory Manager, (iii) the Zone Manager, (iv) the Branch Manager, (v) the Back Office Management Head and (vi) one cashier. The period for proffering and producing evidence came to a close and it is about to be sent to the Court with jurisdiction over financial crimes.

•

“Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on December 1, 2010 and identified under Nr. 4539, File N° 18.398/05 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel from five branches in Mar del Plata, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) a Commercial Aide to the Zone Manager, (v) five Branch Managers, (vi) four Back-Office Branch Managers, (vii) five Main Cashiers and (viii) one cashier. The procedural stage in which evidence is produced has commenced.

•

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on December 1, 2010 and identified under Nr. 4524, File N° 3.406/06 where charges focus on simulated foreign exchange transactions, conducted in the name of a deceased, perpetrated by personnel from the Branch 240 - Mendoza -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A., five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) the Branch Manager, (v) the Back Office Branch Manager and (vi) the Main Cashier. The period for proffering and producing evidence came to a close and it is about to be sent to the Court with jurisdiction over financial crimes.

•

“Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense brought against BBVA Francés notified on July 12, 2011 and identified under Nr. 4693, File N° 101.415/10 on grounds of a breach of the Criminal Foreign Exchange Regime –foreign currency- by reason of “Investments made by Non-Residents Applied to the Purchase of Real Estate” in breach of the provisions under Communication “A” 4359. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. This is being heard by the Court with Jurisdiction over Financial Crimes Nr. 7, Clerk of Court’s Office Nr. 13 and it is presently in the sentencing stage.

•

“Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense brought against BBVA Francés notified on July 6, 2012 and identified under Nr. 5019, File 100.865/06, on grounds of a breach of the Criminal Foreign Exchange Regime due to sales of bank notes in the possession of residents and repatriation of investments by residents associated to the customer Líneas de Transmisión del Litoral S.A., violating the provisions under the Argentine Central Bank’s Communications “A” 4359 and 4377. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. This is being heard by the Court with Jurisdiction over Financial Crimes Nr. 6, Clerk of Court’s Office Nr. 11.

•

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense brought against BBVA Francés notified on August 29, 2012 and identified under Nr. 5079, File 101.575/07, on grounds of a breach of the Criminal Foreign Exchange Regime by reason of having settled new transactions as pre-financing for exports for the benefit of Esso Petrolera Argentina S.R.L., without previously regularizing the pending overdue shipments according to the type of export which breaches Paragraph 8 of Communication “A” 4443 of the Argentine Central Bank. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. This is being heard by the Court with Jurisdiction over Financial Crimes Nr. 6, Clerk of Court’s Office Nr. 11.

•

“BBVA Banco Francés SA Over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on July 26, 2013 and identified under Nr. 5406, File N° 100.443/12 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel in Branch 087 - Salta -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The period for proffering and producing evidence came to a close and the Argentine Central Bank must send it to Salta’s Federal Court.

•

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on September 20, 2013 and identified under Nr. 5472, File N° 100.969/09 where the charges consist in allegedly having channeled foreign exchange transactions with “Compañía de Seguros La Mercantil Andina S.A.” in September 2007, that allegedly exceed the monthly limit imposed by Communication “A” 4128, without the Argentine Central Bank’s previous consent. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. It awaits a resolution from the Argentine Central Bank.

•

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on February 21, 2014 and identified under Nr. 5706, File N° 100.134/11. The charges consist in having presumably operated with foreign exchange on January 18, 2010 despite failing to make available to the Argentine Central Bank the excess in its General Foreign Exchange Position incurred on January 15, 2010, allegedly breaching Communications “A” 4646, “A” 4814 and “C” 37587. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Director of Global Markets, (ii) the Head of the Market Management Area and (iii) the Head of the Trading Area. Evidence is being proffered and produced before the Argentine Central Bank.

•

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on April 11, 2014 and identified under Nr. 5719, File N° 100.078/14. The charges consist in allegedly failing to comply with the duty to report two transactions conducted by H.C.I. S.A., which would entail failure to comply with Decree 616/05 and the Argentine Central Bank’s Communications “A” 4359, “A” 4377 and “A” 4762 which mandate a mandatory deposit of 30% of all foreign currency inflows from abroad for application to the acquisition of fixed assets. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. This is being heard by the Court with Jurisdiction over Financial Crimes Nr. 3, Clerk of Court’s Office Nr. 5 and it presently awaits the court’s first ruling.

•

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on March 3, 2015 and identified under Nr. 6082, File Nr. 100.091/12. The charge consists in having presumably conducted transactions that exceeded the US$ 2,000,000 limit in the course of the calendar month on behalf of the firm LUFKIN ARGENTINA S.A., plus the allegation of an excess of USD three hundred thousand. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) three Foreign Trade Area officers. On April 24, 2015, a defense was raised and evidence was offered.

The Bank and its legal advisors estimate that the applicable rules and regulations have been reasonably interpreted and that no adverse financial impacts are expected in these respects.

7.	RESTRICTIONS ON ASSETS

As of March 31, 2015 and the end of the previous fiscal year, there are Bank’s assets, which are restricted as follows:

a)

The Government and Private Securities account includes 292,000 in peso-denominated Discount Bonds due 2033 and 193,000 in bonds issued by the Argentine Government in pesos maturing in 2016 as of March 31, 2015 and 223,960 in peso-denominated Discount Bonds due 2033 as of December 31, 2014, allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic.

b)

The Bank appropriated 16,900 and 15,358, respectively, in Guaranteed Bonds maturing in 2020, to secure loans arranged under the Credit Global Program to micro, small and medium businesses given by the Interamerican Development Bank (IDB).

c)	The Bank appropriated 214,612 and 195,033, respectively, in Guaranteed Bonds maturing in 2020, to secure loans granted by the so-called “Bicentennial Fund”.

d)

The Bank has also appropriated accounts, deposits and trusts for 920,475 and 762,650, respectively, as security for activities related to credit card operations, automated clearing houses, non-deliverable forwards and lawsuits.

8.	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW Nr. 19,550)

The balances as of March 31, 2015 and the end of the previous fiscal year, for transactions performed with subsidiaries and parent companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2015	2014	2015	2014	2015	2014

BBVA	49,753	94,403	89,926	87,622	71,610	43,591
BBVA Francés Valores S.A	58	58	289	805	13,973	13,403
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	1	1	316	421	6,870	6,975
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	663	780	12,767	12,970	62,314	44,352
BBVA Consolidar Seguros S.A.	25,849	24,074	6,045	23,560	23,394	18,311
PSA Finance Argentina Cía. Financiera S.A.	1,027,506	1,098,745	2,418	5,371	105,000	150,172
Rombo Cía. Financiera S.A.	600,855	685,446	3,320	9,653	318,717	334,653

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.

9.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees Nr. 540/95, Nr. 1,292/96 and 1,127/98 and BCRA’s Communication “A” 5659.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree Nr. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank holds a 9.2771% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos a three hundred and fifty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the above-mentioned amount, whatever the number of accounts and/or deposits.

10.	TRUST ACTIVITIES

On January 5, 2001, the BCRA’s Board of Directors issued Resolution Nr. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution above-mentioned. As of March 31, 2015 and the end of the previous fiscal year, the assets of Diagonal Trust amount to 2,428, considering its recoverable value.

Besides, the Bank in its capacity as Trustee in the Corp Banca Trust recorded the selected assets on account of the redemption in kind of participation certificates for 4,177 as of March 31, 2015 and the end of the previous fiscal year.

Such amounts are recorded in memorandum debit accounts “For trustee activities – Funds in trust”.

Besides, the Bank acts as trustee in 13 non-financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be settled with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 147,497 and 155,354 as of March 31, 2015 and the end of the previous fiscal year, respectively, consist of cash, creditors’ rights, real estate and shares.

11.	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Corporate Bonds with ordinary guarantee, or such guarantees as may be decided by the Bank, and unsecured Subordinated Corporate Bonds, convertible or not into shares. During the life of the Program, which was 5 (five) years, it was possible to issue and re-issue any number of series and/or classes of Corporate Bonds as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000 (or the equivalent thereof in other currencies). The Program was approved by CNV Resolution Nr. 14,967 dated November 29, 2004.

The Global Program was amended according to the resolutions adopted by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007; extended for 5 (five) years by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 28, 2008 and on April 9, 2013 (approved by the CNV by Resolutions Nr. 16,010 and Nr. 17,127 dated November 6, 2008 and July 11, 2013, respectively); and the maximum amount of the issuance was successively increased from US$ 300,000,000 to US$ 500,000,000 and from US$ 500,000,000 to US$ 750,000,000 by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 30, 2011 and March 26, 2012, respectively.

The following is a detail of the Corporate Bonds outstanding as of March 31, 2015 and the end of the previous fiscal year:

	Date of	Nominal Value			Interest
Detail	issuance	(in thousands of	Due date	Rate	payments
		pesos)

Class 4	07/31/2013	250,000	01/31/2015	Private Badlar + nominal 3.69% per annum	Quarterly

Class 6	11/08/2013	121,357	05/08/2015	Private Badlar + nominal 3.25% per annum	Quarterly

Class 7	11/08/2013	250,000	11/08/2016	Private Badlar + nominal 4.24% per annum	Quarterly

Class 8	02/11/2014	258,880	08/11/2015	Private Badlar + nominal 3.80% per annum	Quarterly

Class 9	02/11/2014	145,116	02/11/2017	Private Badlar + nominal 4.70% per annum	Quarterly

Class 10	07/18/2014	233,750	01/18/2016	Private Badlar + nominal 2.50% per annum	Quarterly

Class 11	07/18/2014	165,900	07/18/2017	Private Badlar + nominal 3.75% per annum	Quarterly

Class 12	11/13/2014	130,286	05/13/2016	Private Badlar + nominal 2.53% per annum	Quarterly

Class 13	11/13/2014	107,500	11/13/2017	Private Badlar + nominal 3.75% per annum	Quarterly

Class 14	02/13/2015	134,300	11/13/2015	25.75% Fix rate	Quarterly

Class 15	02/13/2015	144,875	11/13/2016	Private Badlar + nominal 4% per annum	Quarterly

The issued Corporate Bonds were fully subscribed and paid in and they will be fully amortized at maturity.

As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of Classes 4, 6, 7, 8, 9, 10, 11, 12 and 13 were applied to the reimbursement of time deposits. The proceeds obtained from the issuance of Classes 14 and 15 are temporarily invested in bills issued by the Argentine Central Bank.

As of March 31, 2015 and the end of the previous fiscal year, the outstanding principal and accrued interest amounts to 1,753,755 (in connection with Class 6, 7, 8, 9, 10, 11, 12, 13, 14 and 15 of the Corporate Bonds) and 1,725,644 (in connection with Class 4, 6, 7, 8, 9, 10, 11, 12 and 13 of the Corporate Bonds), respectively.

12.	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of March 31, 2015:

a)

Interest rate swaps for 886,465 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts and interest rate swaps for 13,000 (Badlar versus Taxed Rate), maturing within a period not exceeding 1 year for which the Bank pays a fixed amount in accordance with changes in the Badlar, Encuesta rate, and receives a variable amount in accordance with changes in the Badlar, Encuesta rate.

These transactions have been valued in accordance with the criteria described in note 2.3.n.1.) recognizing the amount of 14,727 as income for the period.

The estimated fair value of said instruments amounts to 15,994 (Asset). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the period, the above transactions were recorded under “Memorandum Accounts – Debit Accounts – Derivatives – Interest rate swap” for 899,465.

b)

Interest rate swap for 34,987 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the period the above transaction was recorded under “Memorandum Accounts – Debit Accounts –Derivatives – Interest rate swap” for 34,987.

c)

Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 1,646,259 and 1,966,081, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the criteria described in note 2.3.n.2.), recognizing the amount of 9,101 as income for the period.

d)

Forward sales of BCRA Bills under reverse repurchase agreements for 1,971,697 and of Government securities for 98,670, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) recognizing the amount of 12,060 as income for the period.

e)	The Bank does not carry any pending balances associated to repos in force at March 31, 2015. However, the transactions conducted at March 31, 2015 have yielded a 929 loss at the end of the period.

II.	Transactions as of December 31, 2014:

a)

Interest rate swaps for 1,061,420 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued in accordance with the criteria described in note 2.3.n.1.) recognizing the amount of 12,492 as income for the fiscal year.

The estimated fair value of said instruments amounts to 17,218 (Asset). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts – Debit Accounts – Derivatives – Interest rate swap” for 1,061,420.

b)

Interest rate swap for 36,545 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate swap” for 36,545.

c)

Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 2,984,388 and 2,915,793, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the criteria described in note 2.3.n.2.), recognizing the amount of 485,423 as income for the fiscal year.

d)

Forward sales of BCRA Bills under reverse repurchase agreements for 676,995 and of Government securities for 234,986, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) recognizing the amount of 43,423 as income for the fiscal year.

e)

The Bank does not carry any pending balances associated to repos in force at December 31, 2014. However, the transactions conducted at December 31, 2014 have yielded a 7,888 loss at the end of the fiscal year.

13.	COMPLIANCE WITH CNV REQUIREMENTS

13.1	Minimum Stockholders’ Equity and Minimum of liquid assets:

According to CNV’s General Resolution Nr. 622/13, the minimum Stockholders’ Equity required to operate as “Settlement and Clearing Agent – Comprehensive” would amount to 15,000 and the minimum of liquid assets required by those rules would be 7,500. This amount comprises Peso-denominated Discount bonds maturing in 2033 and deposited with the account opened at Caja de Valores S.A. entitled “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés Minimum Counterbalancing Entry”. As of March 31, 2015 and the end of the previous fiscal year, the Bank’s Stockholders’ Equity exceeds the minimum amount imposed by CNV.

13.2 The Bank’s operations as Mutual Funds’ Custodian Agent

As of March 31, 2015 and the end of the previous fiscal year, in its capacity as Custodian Agent of “FBA Ahorro Pesos”, “FBA Renta Pesos”, “FBA Calificado”, “FBA Horizonte”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina”, “FBA Acciones Argentinas”, “FBA Bonos Globales” managed by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, the Bank holds certificates of deposits, deferred payment checks, shares, corporate bonds, government securities, indexes, securities issued by the BCRA, Cedears, ADRS and shares in mutual funds in safekeeping in the amount of 6,759,627 and 5,917,790, respectively, all of which making up the Fund’s portfolio and booked in “Memorandum Accounts - Debit Accounts -Control - Other”.

The Investment Funds´ equities are as follows:

	EQUITIES AS OF
INVESTMENT FUND	03-31-2015	12-31-2014
FBA Ahorro Pesos	4,666,100	3,692,738
FBA Renta Pesos	2,644,530	2,515,529
FBA Calificado	291,845	223,763
FBA Horizonte	83,249	68,071
FBA Acciones Latinoamericanas	52,427	47,804
FBA Bonos Argentina	40,451	23,179
FBA Acciones Argentinas	1,074	793
FBA Bonos Globales	177	164
FBA Acciones Globales (*)	--,--	--,--

Total	7,779,853	6,572,041

(*) On September 2, 2013, BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión decided to start the process of liquidation of FBA Acciones Globales. As of the date of issuance of these financial statements, the Collective Investment Product Management Agent has made partial payments to the holders of shares, with the remaining funds having been deposited in a special account at BBVA Francés.

14.	EARNINGS DISTRIBUTIONS

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value, that at the same time allows the Bank’s financial condition to perform favourably so as to strive for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations.

Restriction on earnings distributions:

a)	On April 7, 2015, the Ordinary and Extraordinary Shareholders’ Meeting was held, approving the allocation of earnings as follows:

•	To Legal Reserve: 640,899
•	To Cash dividend: 400,000 (*)
•	To Voluntary reserve for future distributions of income: 2,163,597 (**)

(*)  Subject to BCRA’s approval. See paragraph b) below.

(**)Depending on the amount eventually authorized by BCRA, 400,000 may be added to this amount.

b)

In accordance with the dispositions of point 2.1 of Communication “A” 5273 of “Distribution of Income” of the BCRA issued on January 27, 2012 and of Communication “A” 5689 issued on January 8, 2015, for purposes of calculating the earnings subject to distribution, off-balance sheet deductions must be performed from the sum of the balances recorded in the account Unappropriated retained earnings and in the Voluntary reserve for future distributions of income. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied.

15.	ACCOUNTS IDENTIFYING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances as of March 31, 2015 and the end of the previous fiscal year:

	03-31-15	12-31-14

COMPUTABLE COMPLIANCE IN PESOS

Special Guarantee Accounts	277,841	277,841
BCRA Checking Account	5,352,000	4,323,948
Special social security accounts	84,377	5,673

TOTAL	5,714,218	4,607,462

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in thousands of pesos)

Special Guarantee Accounts	35,738	34,653
BCRA Checking Account	4,426,022	4,926,882

TOTAL	4,461,760	4,961,535

COMPUTABLE COMPLIANCE IN EUROS (Stated in thousands of pesos)

BCRA Checking Account	62,616	68,137

TOTAL	62,616	68,137

16.	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explain the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	03-31-15	12-31-14	03-31-14	12-31-13

a) Cash and due from banks	12,840,510	12,525,541	10,285,054	12,844,259

b) Government securities	--,--	--,--	252,884	88,812

c) Loans to financial sector, call granted maturity date less than three months as from the end of each period or fiscal year	504,390	525,950	484,330	671,120

CASH AND CASH EQUIVALENTS	13,344,900	13,051,491	11,022,268	13,604,191

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are readily convertible in known cash amounts, they are subject to insignificant risk of changes in value and their maturity is less than three months as from the period or fiscal year date.

17.	THE BANK’S DOCUMENTATION AND RECORDS – CNV RESOLUTION Nr. 629/14

CNV issued its General Resolution Nr. 629 on August 14, 2014 to introduce changes in its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has sent the documentation that supports its operations for the periods still open to audit for safekeeping to Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km. 31.5 of Florencio Varela, Province of Buenos Aires.

In addition, it is put on record that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Article 5, Sub-article a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (Technical Rules 2013 as modified).

18.	IFRS CONVERGENCE IMPLEMENTATION PLAN.

As of the date of issuance of these financial statements, the Bank was in the process of implementing the plan geared to convergence with the International Financial Reporting Standards (IFRS) as set forth in the Argentine Central Bank’s Communication “A” 5541 and supplementary rules in this respect, which will be effective as from the financial statements for the fiscal years beginning on January 1, 2018. On March 17, 2015, the Entity’s Board of Directors approved the above-mentioned Plan, which was filed with the Argentine Central Bank on March 30, 2015.

19.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

20.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matters mentioned in note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with the Argentine professional accounting standards. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with the Argentine professional accounting standards may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between Argentine professional accounting standards and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 20)

- Stated in thousands of pesos -

		Holding
			Book balance	Book balance	Position
	ID	Market	as of	as of	without	Final
Description	Caja de Valores	value or present value	03-31-2015	12-31-2014	options	position

GOVERNMENT SECURITIES

Government securities at fair value
Local
In pesos
Secured Bonds due 2020	2423		1,302,756		1,302,756	1,302,756
Peso-denominated Discount governed by Argentine Law maturing in 2033	45696		401,350		364,850	364,850
Federal Government Bonds in Pesos Badlar + 200 bp due 2016	5460		303,975		303,975	303,975
Federal Government Bonds in Pesos Badlar + 200 bp due 2017	5459		285,335		285,335	285,335
Other			10,070		7,250	7,250

Subtotal in pesos			2,303,486	2,526,105	2,264,166	2,264,166

In foreign currency
Argentine Bond of Saving towards economic development	5456		167,927		167,927	167,927
Discount Notes in US Dollars	5443		57,120		--,--	--,--
Federal Government Bonds in US Dollars 7% due 2015	5433		35,248		58	58
Federal Government Bonds in US Dollars 8,75% due 2024	5458		31,625		--,--	--,--
Other			27,780		55	55

Subtotal in foreign currency			319,700	415,760	168,040	168,040

Subtotal Government securities at fair value			2,623,186	2,941,865	2,432,206	2,432,206

Government securities at amortized cost

Local
In pesos
Argentine Treasury Notes maturing in March 2016	5312	98,227	98,227		98,227	98,227
Other		164	164		164	164

Subtotal in pesos			98,391	164	98,391	98,391

Subtotal Government securities at amortized cost			98,391	164	98,391	98,391

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish - See note 20)

- Stated in thousands of pesos -

		Holding
			Book balance	Book balance	Position
	ID	Market	as of	as of	without	Final
	Caja de	value or
Description	Valores	present value	03-31-2015	12-31-2014	options	position

Instruments issued by the BCRA

BCRA Bills
At fair value
Argentine Central Bank Internal Bills due 05-06-15	46598		1,079,881		1,079,881	1,079,881
Argentine Central Bank Internal Bills due 06-03-15	46596		526,959		526,959	526,959
Argentine Central Bank Internal Bills due 07-08-15	46605		525,993		525,993	525,993
Argentine Central Bank Internal Bills due 04-15-15	46588		521,971		521,971	521,971
Argentine Central Bank Internal Bills due 04-22-15	46591		492,234		492,234	492,234
Argentine Central Bank Internal Bills due 05-20-15	46594		360,810		360,810	360,810
Argentine Central Bank Internal Bills due 04-01-15	46593		113,881		113,881	113,881
Argentine Central Bank Internal Bills due 04-08-15	46589		98,202		98,202	98,202
Other			62,634		62,634	62,634

Subtotal at fair value			3,782,565	1,415,875	3,782,565	3,782,565

Repurchase transactions
Argentine Central Bank Internal Bills due 09-16-15	46615		1,576,725		--,--	--,--
Argentine Central Bank Internal Bills due 09-30-15	46620		250,853		--,--	--,--
Argentine Central Bank Internal Bills due 05-20-15	46594		96,602		--,--	--,--
Argentine Central Bank Internal Bills due 04-15-15	46588		47,517		--,--	--,--

Subtotal repurchase transactions			1,971,697	676,994	--,--	--,--

At amortized cost
Argentine Central Bank Internal Bills due 08-12-15	46608		717,979		717,979	717,979
Argentine Central Bank Internal Bills due 01-13-16	46637		572,187		572,187	572,187
Argentine Central Bank Internal Bills due 07-01-15	46603		517,484		517,484	517,484
Argentine Central Bank Internal Bills due 11-04-15	46625		385,244		385,244	385,244
Argentine Central Bank Internal Bills due 12-09-15	46631		376,302		376,302	376,302
Argentine Central Bank Internal Bills due 05-27-15	46595		375,972		375,972	375,972
Argentine Central Bank Internal Bills due 02-03-16	46640		362,926		362,926	362,926
Argentine Central Bank Internal Bills due 10-28-15	46624		344,503		344,503	344,503
Argentine Central Bank Internal Bills due 09-09-15	46612		292,086		292,086	292,086
Argentine Central Bank Internal Bills due 03-02-16	46645		236,385		236,385	236,385
Argentine Central Bank Internal Bills due 06-24-15	46601		213,515		213,515	213,515
Argentine Central Bank Internal Bills due 12-16-15	46632		208,029		208,029	208,029
Argentine Central Bank Internal Bills due 06-10-15	46597		201,133		201,133	201,133
Argentine Central Bank Internal Bills due 09-16-15	46615		190,889		190,889	190,889
Argentine Central Bank Internal Bills in US dollars due 04-22-15	12030		179,088		179,088	179,088
Argentine Central Bank Internal Bills due 01-27-16	46639		162,091		162,091	162,091
Argentine Central Bank Internal Bills in US dollars due 04-15-15	12067		153,099		153,099	153,099
Argentine Central Bank Internal Bills due 07-15-15	46604		143,757		143,757	143,757
Argentine Central Bank Internal Bills in US dollars due 04-08-15	12026		133,067		133,067	133,067
Argentine Central Bank Internal Bills in US dollars due 04-29-15	12070		109,882		109,882	109,882
Argentine Central Bank Internal Bills in US dollars due 06-17-15	12043		42,603		42,603	42,603
Argentine Central Bank Internal Bills due 12-23-15	46634		41,413		41,413	41,413
Argentine Central Bank Internal Bills due 12-30-15	46635		41,145		41,145	41,145
Other			230,605		404,740	404,740

Subtotal at amortized cost			6,231,384	6,537,187	6,405,519	6,405,519

Subtotal instruments issued by the BCRA			11,985,646	8,630,056	10,188,084	10,188,084

TOTAL GOVERNMENT SECURITIES			14,707,223	11,572,085	12,718,681	12,718,681

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 20)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 03-31-2015	Book balance as of 12-31-2014	Position without options	Final position

INVESTMENTS IN LISTED PRIVATE SECURITIES

Other Debt instruments
Local
In pesos
Other			--,--		7,191	7,191

Subtotal in pesos			--,--	--,--	7,191	7,191

Subtotal Debt instruments			--,--	--,--	7,191	7,191

Other Equity instruments
Local
In pesos
Tenaris S.A.	40115		132		132	132
Other			--,--		5	5

Subtotal in pesos			132	141	137	137

From abroad
In foreign currency

Other			37		37	37

Subtotal in foreign currency			37	37	37	37

Subtotal Equity instruments			169	178	174	174

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			169	178	7,365	7,365

TOTAL GOVERNMENT AND PRIVATE SECURITIES			14,707,392	11,572,263	12,726,046	12,726,046

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 20)

-Stated in thousands of pesos-

	03-31-2015	12-31-2014

COMMERCIAL PORTFOLIO

Normal performance	22,773,792	22,084,118

Preferred collaterals and counter guaranties “A”	1,522,608	1,215,074
Preferred collaterals and counter guaranties “B”	826,881	770,416
Without senior security or counter guaranties	20,424,303	20,098,628
With special follow-up	--,--	7,022

Under observation	--,--	7,022

Preferred collaterals and counter guaranties “B”	--,--	540
Without senior security or counter guaranties	--,--	6,482
Non-performing	--,--	5,048

Without senior security or counter guaranties	--,--	5,048
With high risk of uncollectibility	7,515	--,--

Preferred collaterals and counter guaranties “B”	592	--,--
Without senior security or counter guaranties	6,923	--,--
Uncollectible	13,394	27,508

Preferred collaterals and counter guaranties “B”	3,750	3,750
Without senior security or counter guaranties	9,644	23,758

Total	22,794,701	22,123,696

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 20)

-Stated in thousands of pesos-

	03-31-2015	12-31-2014

CONSUMER AND HOUSING PORTFOLIO

Normal performance	23,337,913	22,255,710

Preferred collaterals and counter guaranties “A”	35,774	41,185
Preferred collaterals and counter guaranties “B”	1,967,837	1,890,172
Without senior security or counter guaranties	21,334,302	20,324,353

Low risk	265,055	221,648

Preferred collaterals and counter guaranties “A”	--,--	68
Preferred collaterals and counter guaranties “B”	22,340	23,400
Without senior security or counter guaranties	242,715	198,180

Medium risk	198,486	196,426

Preferred collaterals and counter guaranties “B”	7,184	10,359
Without senior security or counter guaranties	191,302	186,067

High risk	131,173	129,534

Preferred collaterals and counter guaranties “B”	18,970	16,183
Without senior security or counter guaranties	112,203	113,351

Uncollectible	27,281	33,395

Preferred collaterals and counter guaranties “B”	9,772	9,674
Without senior security or counter guaranties	17,509	23,721
Uncollectible, classified as such under regulatory requirements	57	136

Without senior security or counter guaranties	57	136

Total	23,959,965	22,836,849

General Total (1)	46,754,666	44,960,545

(1) Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds and Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts - Credit - Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 20)

- Stated in thousands of pesos -

	03-31-2015		12-31-2014
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	5,017,901	10.73%	5,084,274	11.31%

50 next largest clients	6,403,986	13.70%	6,428,811	14.30%

100 following clients	3,941,306	8.43%	3,771,556	8.39%

Remaining clients	31,391,473	67.14%	29,675,904	66.00%

Total (1)	46,754,666	100.00%	44,960,545	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish - See note 20)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total

Government sector	--,--	48	--,--	--,--	--,--	57,160	--,--	57,208

Financial sector	--,--	646,236	412,338	327,443	560,183	114,387	7,500	2,068,087

Non financial private sector and residents abroad	180,896	21,964,779	4,810,610	3,699,014	3,697,825	4,843,740	5,432,507	44,629,371

TOTAL	180,896	22,611,063	5,222,948	4,026,457	4,258,008	5,015,287	5,440,007	46,754,666	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See note 20)

- Stated in thousands of pesos -

									Information about the issuer
Concept		Shares					Amount			Data from last published financial statements

Identification	Description	Class	Unit face value		Votes per share	Number	03-31-2015	12-31-2014	Main business	Period / Fiscal year end	Capital stock	Stockholders’ equity	Income/ (Loss) for the period / fiscal year

	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

	Controlled

	Local											thousands of pesos

33642192049	BBVA Francés Valores S.A.	Common		500$	1	12,396	33,567	25,208	Stockholder	03-31-2015	6,390	34,606	8,617
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	Common		1$	1	35,425,947	4,909	4,591	Pensions fund manager	03-31-2015	65,739	9,109	1,366

30707847367	PSA Finance Arg. Cía Financiera S.A.	Common		1,000$	1	26,089	302,651	271,156	Financial institution	03-31-2015	52,178	605,301	62,990
30548590163	BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Common		1$	1	230,398	91,708	78,567	Investment Fund Manager	03-31-2015	243	142,756	13,833
33707124909	Rombo Cía. Financiera S.A.	Common		1,000$	1	24,000	279,971	254,095	Financial Institution	03-31-2015	60,000	699,928	64,690

		Subtotal controlled					712,806	633,617

	Non controlled

	Local

30598910045	Visa Argentina S.A.	Common		1$	1	1,571,996	6,428	6,428	Services to companies	05-31-2014	15,000	356,378	295,046
30690783521	Interbanking S.A.	Common		1$	1	149,556	5,111	5,111	Services	12-31-2013	1,346	161,375	129,239
	Other						250	250
	Foreign

30710156561	Banco Lat. de Comercio Exterior S.A.	Common B		57$	1	20,221	2,220	2,152	Banking institution	12-31-2014	2,394,389	7,791,411	914,551

		Subtotal noncontrolled					14,009	13,941

		Total in financial institutions, supplementary and authorized					726,815	647,558

	IN OTHER COMPANIES

	Non controlled

	Local

30500064230	BBVA Consolidar Seguros S.A.	Common		1$	1	1,301,847	49,807	44,353	Insurance	03-31-2015	10,651	407,589	104,492

	Foreign

17BE1002	S.W.I.F.T. S.C.R.L.	Common	1,117$		1	4	111	107	Financial messenger services	12-31-2013	123,809	2,907,399	182,253

		Subtotal non controlled					49,918	44,460

		Total in other companies					49,918	44,460

		Total investments in other companies					776,733	692,018

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT AND OTHER ASSETS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 20)

- Stated in thousands of pesos -

Description	Net book value at	Additions	Transfers	Decreases	Depreciation for the period		Net book value at 03-31-2015	Net book value at 12-31-2014
	beginning of fiscal year				Years of useful life	Amount

PREMISES AND EQUIPMENT

Real Estate	389,249	21	19,381	--,--	50	7,433	401,218	389,249
Furniture and Facilities	349,477	24,968	53	--,--	10	12,218	362,280	349,477
Machinery and Equipment	180,517	7,097	--,--	30	3 & 5	24,487	163,097	180,517
Automobiles	4,994	--,--	--,--	154	5	404	4,436	4,994

Total	924,237	32,086	19,434	184		44,542	931,031	924,237

OTHER ASSETS

Construction in progress	139,639	17,380	(19,434)	15,206	--,--	--,--	122,379	139,639
Advances to suppliers of goods	940,218	125,023	--,--	20,096	--,--	--,--	1,045,145	940,218
Works of Art	992	--,--	--,--	--,--	--,--	--,--	992	992
Leased assets	2,247	--,--	--,--	--,--	50	12	2,235	2,247
Property taken as security for loans	2,424	291	--,--	77	50	22	2,616	2,424
Stationery and office supplies	24,165	3,136	--,--	5,109	--,--	--,--	22,192	24,165
Other	35,130	--,--	--,--	--,--	50	47	35,083	35,130

Total	1,144,815	145,830	(19,434)	40,488		81	1,230,642	1,144,815

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 20)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Amortization for the period
			Years of useful life	Amount	Net book value at 03-31-2015	Net book value at 12-31-2014

Organization and development expenses (1)	144,357	27,405	1 & 5	14,580	157,182	144,357

Organization and development non-deductible expenses	--,--	1,708	--,--	1,708	--,--	--,--

Total	144,357	29,113		16,288	157,182	144,357

(1) This caption mainly includes costs from information technology projects and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 20)

- Stated in thousands of pesos -

	03-31-2015		12-31-2014
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	5,238,696	9.47%	4,410,087	8.57%

50 next largest clients	5,493,903	9.93%	4,770,509	9.27%

100 following clients	3,208,971	5.80%	2,909,097	5.66%

Remaining clients	41,404,199	74.80%	39,345,958	76.50%

TOTAL	55,345,769	100.00%	51,435,651	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS AND

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish - See note 20)

- Stated in thousands of pesos -

	Terms remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total

Deposits	49,405,017	5,152,959	594,318	169,050	24,425	--,--	55,345,769

Other liabilities from financial transactions

Argentine Central Bank	4,581	4,091	6,113	12,716	24,476	15,167	67,144

Banks and International Institutions	71,437	273,497	7,152	--,--	--,--	--,--	352,086

Unsubordinated corporate bonds	18,877	164,271	258,880	368,050	670,277	273,400	1,753,755

Financing received from local financial institutions	102,092	--,--	--,--	--,--	--,--	--,--	102,092

Other	3,969,987	2,490	4,474	8,175	14,576	9,538	4,009,240

Total	4,166,974	444,349	276,619	388,941	709,329	298,105	6,284,317

TOTAL	53,571,991	5,597,308	870,937	557,991	733,754	298,105	61,630,086

EXHIBIT J

MOVEMENT OF ALLOWANCES

FOR THE THREE MONTH PERIOD ENDEN MARCH 31, 2015

AND THE FISCAL YEAR ENDED DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 20)

- Stated in thousands of pesos -

				Decreases		Book value
Description	Book value at beginning of fiscal year	Increases (4)		Reversals	Applications	03-31-2015	12-31-2014
DEDUCTED FROM ASSETS
Government securities
– For impairment value	201	--,--		--,--	--,--	201	201

Loans
– Allowance for doubtful loans	905,336	140,641	(1)	--,--	129,180	916,797	905,336

Other receivables from financial transactions
– Allowance for doubtful receivables and impairment	2,139	383	(1)	--,--	1	2,521	2,139

Receivables from financial leases
– Allowance for doubtful receivables and impairment	28,808	3,381	(1)	--,--	669	31,520	28,808

Other receivables
– Allowance for doubtful receivables (2)	291,237	13,640		16,814	64	287,999	291,237

Total	1,227,721	158,045		16,814	129,914	1,239,038	1,227,721

LIABILITIES-ALLOWANCES

– Contingents commitments (1)	577	91		--,--	--,--	668	577

– Other contingencies	770,496	75,404	(3)	37	7,930	837,933	770,496
– For administrative, disciplinary and criminal penalties	--,--	48,817	(5)	--,--	--,--	48,817	--,--

Total	771,073	124,312		37	7,930	887,418	771,073

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)

Includes mainly the potential loan loss risk arising from the amounts booked as Miscellaneous receivables relating to the petitions for the protection of constitutional rights (Amparos) paid and the deferred tax asset (See note 4.1).

(3)

Recorded to cover possible contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, labor, commercial and other lawsuits). (See note 2.3.p).

(4)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreign currency exchange difference” account, as follow:

–	Loans	837
–	Other receivables	585
(5)	See note 6.1.

EXHIBIT K

CAPITAL STRUCTURE AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish - See note 20)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
Class	Quantity	Votes per share	Issued		Pending issuance or		Paid in
			Outstanding	In portfolio	distribution

Common	536,877,850	1	536,833	--,--	45	(1)	536,878	(2)

(1)   Shares issued and available to stockholders but not as yet withdrawn.

(2)   Fully registered with the Public Registry of Commerce (See note 1.2.).

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 20)

-Stated in thousands of pesos-

Accounts		03-31-2015						12-31-2014

			Total of the period (per type of currency)

	Total of the period	Euro	US Dollars	Pounds Sterling	Swiss Franc	Yen	Other	Total of the fiscal year
ASSETS

Cash and due from banks	5,290,031	191,714	5,074,125	10,502	259	700	12,731	6,065,743
Government and private securities	1,122,522	--,--	1,122,485	--,--	--,--	--,--	37	415,797
Loans	2,530,051	5,416	2,524,635	--,--	--,--	--,--	--,--	2,070,525
Other receivables from financial transactions	497,280	10	497,270	--,--	--,--	--,--	--,--	324,144
Investments in other companies	2,331	111	2,220	--,--	--,--	--,--	--,--	2,259
Other receivables	203,729	140	203,589	--,--	--,--	--,--	--,--	154,616
Suspense items	171	--,--	171	--,--	--,--	--,--	--,--	378

TOTAL	9,646,115	197,391	9,424,495	10,502	259	700	12,768	9,033,462

LIABILITIES

Deposits	6,116,100	77,385	6,038,715	--,--	--,--	--,--	--,--	5,488,117
Other liabilities from financial transactions	1,765,659	99,363	1,654,787	9,925	131	492	961	1,725,670
Other liabilities	76,615	6,843	69,772	--,--	--,--	--,--	--,--	55,840
Suspense items	1,336	--,--	1,336	--,--	--,--	--,--	--,--	1,016

TOTAL	7,959,710	183,591	7,764,610	9,925	131	492	961	7,270,643

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	3,079,220	185,229	2,893,991	--,--	--,--	--,--	--,--	2,927,981
Control	44,411,036	107,625	44,301,880	--,--	157	661	713	39,540,975

TOTAL	47,490,256	292,854	47,195,871	--,--	157	661	713	42,468,956

Credit accounts (except contra credit accounts)
Contingent	760,777	135,374	624,228	--,--	--,--	1,175	--,--	603,372
Control	66,963	8,462	58,501	--,--	--,--	--,--	--,--	122,585

TOTAL	827,740	143,836	682,729	--,--	--,--	1,175	--,--	725,957

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 20)

- Stated in thousands of pesos -

	Status
Concept	Normal	With special follow-up / Low risk	With problems / Medium risk		With high risk of uncollectibility / High risk		Uncollectible	Classified uncollectible as such under regulatory requirements	Total (1)
			Not yet matured	Past-due	Not yet matured	Past-due			03-31-2015	12-31-2014

1. Loans	1,701,649	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,701,649	1,824,455

- Overdraft	1,673	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,673	572

Without senior security or counter guaranty	1,673	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,673	572

- Discounted Instruments	--,--	--,--	--,--	--,--	--,--	--,--	--,--	--,--	--,--	2,818

Without senior security or counter guaranty	--,--	--,--	--,--	--,--	--,--	--,--	--,--	--,--	--,--	2,818

- Real Estate Mortgage and Collateral Loans	3,448	--,--	--,--	--,--	--,--	--,--	--,--	--,--	3,448	3,777

Other collaterals and counter guaranty “B”	3,448	--,--	--,--	--,--	--,--	--,--	--,--	--,--	3,448	3,777

- Consumer	4,729	--,--	--,--	--,--	--,--	--,--	--,--	--,--	4,729	4,889

Without senior security or counter guaranty	4,729	--,--	--,--	--,--	--,--	--,--	--,--	--,--	4,729	4,889

- Credit Cards	5,132	--,--	--,--	--,--	--,--	--,--	--,--	--,--	5,132	5,137

Without senior security or counter guaranty	5,132	--,--	--,--	--,--	--,--	--,--	--,--	--,--	5,132	5,137

- Other	1,686,667	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,686,667	1,807,262
Without senior security or counter guaranty	1,686,667	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,686,667	1,807,262

2. Other receivables from financial transactions	60,446	--,--	--,--	--,--	--,--	--,--	--,--	--,--	60,446	43,699

3. Receivables from financial leases and other	318	--,--	--,--	--,--	--,--	--,--	--,--	--,--	318	402

4. Contingent commitments	51,006	--,--	--,--	--,--	--,--	--,--	--,--	--,--	51,006	57,932

5. Investments in other companies and private securities	749,645	--,--	--,--	--,--	--,--	--,--	--,--	--,--	749,645	665,247

Total	2,563,064	--,--	--,--	--,--	--,--	--,--	--,--	--,--	2,563,064	2,591,735

Total Allowances	17,624	--,--	--,--	--,--	--,--	--,--	--,--	--,--	17,624	18,686

(1) Maximum amount granted to related clients during March 2015 and December 2014, respectively, according to BCRA rules.

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish - See note 20)

- Stated in thousands of pesos -

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at / Counterparty	Weighted average term as originally agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlements (days)	Amount

Swaps	Financial transactions – own account	-	Upon expiration of differences	Residents in Argentina – Financial sector	23	11	48	873,465

Swaps	Financial transactions – own account	-	Upon expiration of differences	Residents in Argentina – Non- financial sector	12	12	4	13,000

Swaps	Financial transactions – own account	-	Daily of differences	MAE	13	12	1	13,000

Swaps	Interest rate hedge	-	Upon expiration of differences	Residents in Argentina – Non - financial sector	122	54	7	34,987

Futures	Financial transactions – own account	Foreign currency	Daily of differences	MAE	1	1	1	1,531,797

Futures	Financial transactions – own account	Foreign currency	Daily of differences	ROFEX	1	1	1	630,212

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	Residents in Argentina – Non - financial sector	3	2	84	1,450,331

Repo transactions	Financial transactions – own account	Federal Government Bonds	Upon expiration of differences	Residents in Argentina – Financial sector	1	1	1	98,670

Repo transactions	Financial transactions – own account	Other	Upon expiration of differences	Residents in Argentina – Financial sector	1	1	1	1,971,697

TOTAL								6,617,159

CONSOLIDATED BALANCE SHEETS AS OF

MARCH 31, 2015 AND DECEMBER 31, 2014

(Art. 33 of Law Nr. 19,550)

(Translation of financial statements originally issued in Spanish - See note 20 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

ASSETS:	03-31-2015	12-31-2014
A. CASH AND DUE FROM BANKS:
Cash	2,807,446	2,857,676
Due from banks and correspondents	10,089,677	9,702,478

Argentine Central Bank (BCRA)	9,980,916	9,350,350
Other local	1,875	1,196
Foreign	106,886	350,932

	12,897,123	12,560,154

B. GOVERNMENT AND PRIVATE SECURITIES (Note 7.a):
Holdings booked at fair value	2,623,838	2,942,473
Holdings booked at amortized cost	98,391	164
Instruments issued by the BCRA	11,985,646	8,630,056
Investments in listed private securities	79,415	60,997

Less: Allowances	201	201

	14,787,089	11,633,489

C. LOANS:
To government sector (Exhibit 1)	57,208	54,459
To financial sector (Exhibit 1)	1,025,483	1,127,116

Interfinancial – (Call granted)	5,000	30,000
Other financing to local financial institutions	805,528	880,437
Interest and listed-price differences accrued and pending collection	214,955	216,679

To non financial private sector and residents abroad (Exhibit 1)	43,009,218	41,199,059

Overdraft	7,180,739	6,861,786
Discounted instruments	5,882,870	6,035,048
Real estate mortgage	1,512,906	1,466,346
Collateral Loans	3,644,048	3,695,487
Consumer	6,181,597	6,091,937
Credit cards	12,399,432	11,465,609
Other	5,609,073	5,025,304
Interest and listed-price differences accrued and pending collection	733,688	691,454
Less: Interest documented together with main obligation	135,135	133,912

Less: Allowances	950,344	937,794

	43,141,565	41,442,840

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	456,102	384,930
Amounts receivable for spot and forward sales to be settled	2,641,928	1,405,562
Instruments to be received for spot and forward purchases to be settled	651,129	312,684
Unlisted corporate bonds (Exhibit 1)	101,707	48,653
Non-deliverable forward transactions balances to be settled	26,028	139,149
Other receivables not covered by debtor classification regulations	31,175	14,873
Other receivables covered by debtor classification regulations (Exhibit 1)	290,128	311,787

Less: Allowances	6,264	5,267

	4,191,933	2,612,371

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibit 1)	2,130,877	2,075,497
Interest accrued pending collection (Exhibit 1)	31,576	27,585

Less: Allowances	32,835	29,840

	2,129,618	2,073,242

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	282,191	256,247
Other (Note 7.b)	79,921	66,743

	362,112	322,990

G. OTHER RECEIVABLES:
Other (Note 7.c)	1,620,586	1,696,426
Other interest accrued and pending collection	677	744

Less: Allowances	321,732	324,756

	1,299,531	1,372,414

H. PREMISES AND EQUIPMENT:	936,505	929,760

I. OTHER ASSETS:	1,266,069	1,187,961

J. INTANGIBLE ASSETS:
Organization and development expenses	157,514	144,672

	157,514	144,672

K. SUSPENSE ITEMS:	8,471	8,563

L. OTHER SUBSIDIARIES’ ASSETS (Note 7.d):	--,--	450

TOTAL ASSETS:	81,177,530	74,288,906

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF

MARCH 31, 2015 AND DECEMBER 31, 2014

(Art. 33 of Law Nr. 19,550)

(Translation of financial statements originally issued in Spanish - See note 20 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

LIABILITIES:	03-31-2015	12-31-2014

M. DEPOSITS:
Government sector	1,831,368	1,017,837
Financial sector	49,545	77,482
Non financial private sector and residents abroad	53,476,758	50,347,558

Checking accounts	14,447,318	14,614,559
Savings deposits	15,097,318	14,995,902
Time deposits	22,093,791	19,303,430
Investments accounts	594	483
Other	1,517,837	1,129,571
Interest and listed-price differences accrued payable	319,900	303,613

	55,357,671	51,442,877

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank	67,144	73,110

Other	67,144	73,110

Banks and International Institutions	349,594	406,031
Unsubordinated corporate bonds	1,825,749	1,868,434
Amounts payable for spot and forward purchases to be settled	651,152	312,751
Instruments to be delivered for spot and forward sales to be settled	2,684,369	1,457,098
Financing received from Argentine financial institutions	233,384	124,424

Interfinancial (call borrowed)	151,400	49
Other financings from local financial institutions	81,870	124,375
Interest accrued payable	114	--,--
Non-deliverable forward transactions balances to be settled	193	408
Other (Note 7.e)	4,187,784	4,278,335
Interest and listed–price differences accrued payable	88,209	96,942

	10,087,578	8,617,533

O. OTHER LIABILITIES:
Fees payable	486	122
Other (Note 7.f)	3,200,175	2,771,721

	3,200,661	2,771,843

P. ALLOWANCES:	933,692	818,092

Q. SUSPENSE ITEMS:	27,003	30,290

R. OTHER SUBSIDIARIES’ LIABILITIES (Note 7.g):	--,--	337

TOTAL LIABILITIES:	69,606,605	63,680,972

S. MINORITY INTEREST IN SUBSIDIARIES (Note 4):	308,103	276,058

STOCKHOLDERS’ EQUITY:	11,262,822	10,331,876

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	81,177,530	74,288,906

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 20 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	03-31-2015	12-31-2014
DEBIT ACCOUNTS

Contingent
– Guaranties received	14,359,832	13,726,776
– Contra contingent debit accounts	2,019,971	1,750,341

	16,379,803	15,477,117

Control
– Receivables classified as irrecoverable	637,640	539,719
– Other (Note 7.h)	140,501,028	120,436,826
– Contra control debit accounts	323,527	1,363,258

	141,462,195	122,339,803

Derivatives
– “Notional” amount of non-deliverable forward transactions	1,646,259	2,984,388
– Interest rate swap	858,237	1,003,244
– Contra debit derivatives accounts	1,966,081	2,915,793

	4,470,577	6,903,425

For trustee activities
– Funds in trust	6,605	6,605

	6,605	6,605

TOTAL	162,319,180	144,726,950

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	409,432	640,198
– Guaranties provided to the BCRA	485,013	223,973
– Other guaranties given covered by debtor classification regulations (Exhibit 1)	482,191	384,982
– Other guaranties given non covered by debtor classification regulations	231,574	210,453
– Other covered by debtor classification regulations (Exhibit 1)	411,761	290,735
– Contra contingent credit accounts	14,359,832	13,726,776

	16,379,803	15,477,117

Control
– Items to be credited	54,772	965,725
– Other	268,755	397,533
– Contra control credit accounts	141,138,668	120,976,545

	141,462,195	122,339,803

Derivatives
– “Notional” amount of non-deliverable forward transactions	1,966,081	2,915,793
– Contra credit derivatives accounts	2,504,496	3,987,632

	4,470,577	6,903,425

For trustee activities
– Contra credit accounts for trustee activities	6,605	6,605

	6,605	6,605

TOTAL	162,319,180	144,726,950

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

(Art. 33 of Law Nr. 19,550)

(Translation of financial statements originally issued in Spanish - See note 20 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	03-31-2015	03-31-2014
A. FINANCIAL INCOME

Interest on loans to the financial sector	70,938	97,764
Interest on overdraft	488,603	458,888
Interest on discounted instruments	306,681	299,693
Interest on real estate mortgage	68,649	53,426
Interest on collateral loans	219,544	188,802
Interest on credit card loans	637,018	391,996
Interest on other loans	737,640	647,479
Interest from other receivables from financial transactions	50	3,753
Interest on financial leases	95,305	78,533
Income from secured loans - Decree 1387/01	3,544	4,145
Net income from government and private securities	922,100	406,762
Indexation by CER	45,240	95,549
Gold and foreign currency exchange difference	121,814	585,263
Other	52,673	527,269

	3,769,799	3,839,322

B. FINANCIAL EXPENSE

Interest on savings deposits	4,620	4,450
Interest on time deposits	1,053,486	999,850
Interest on interfinancial financing (call borrowed)	5,365	4,004
Interest on other financing from financial institutions	7,756	25,453
Interest on other liabilities from financial transactions	119,703	98,602
Other interest	1,693	2,199
Indexation by CER	12	69
Contribution to the deposit guaranty fund	88,294	18,857
Other	203,441	236,950

	1,484,370	1,390,434

GROSS INTERMEDIATION MARGIN – GAIN	2,285,429	2,448,888

C. ALLOWANCES FOR LOAN LOSSES	143,097	118,744

D. SERVICE CHARGE INCOME

Related to lending transactions	582,811	435,702
Related to liability transactions	436,740	341,444
Other commissions	62,228	39,289
Other (Note 7.i)	275,546	207,980

	1,357,325	1,024,415

E. SERVICE CHARGE EXPENSE

Commissions	263,547	193,554
Other (Note 7.j)	133,327	102,100

	396,874	295,654

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THRE MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

(Art. 33 of Law Nr. 19,550)

(Translation of financial statements originally issued in Spanish - See note 20 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	03-31-2015	03-31-2014

F. ADMINISTRATIVE EXPENSES

Payroll expenses	905,900	686,017
Fees to Bank Directors and Supervisory Committee	1,699	1,463
Other professional fees	19,815	17,705
Advertising and publicity	42,518	49,741
Taxes	143,958	107,979
Fixed assets depreciation	44,592	30,403
Organizational expenses amortization	14,603	13,223
Other operating expenses	209,978	175,022
Other	201,185	138,570

	1,584,248	1,220,123

NET GAIN FROM FINANCIAL TRANSACTIONS	1,518,535	1,838,782

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(32,046)	(19,638)

G. OTHER INCOME

Income from long-term investments	31,417	30,588
Punitive interests	7,021	4,898
Loans recovered and reversals of allowances	46,181	152,883
Other (Note 7.k)	33,061	49,913

	117,680	238,282

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	4	6
Charge for uncollectibility of other receivables and other allowances	92,285	32,298
Amortization of difference arising from judicial resolutions	1,708	3,178
Depreciation and losses from miscellaneous assets	387	79
Other (Note 7.l)	86,212	129,056

	180,596	164,617

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	1,423,573	1,892,809

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	492,627	530,691

NET INCOME FOR THE PERIOD	930,946	1,362,118

The accompanying notes 1 through 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

(ART. 33 OF LAW Nr. 19,550)

(Translation of financial statements originally issued in Spanish - See note 20 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	03-31-2015		03-31-2014
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of the fiscal year	12,951,964	(1)	13,603,620	(1)
Cash and cash equivalents at the end of the period	13,214,818	(1)	11,024,601	(1)

Net increase /(decrease) in cash and cash equivalents	262,854		(2,579,019)

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
- Government and private securities	(2,231,500)		(5,162,555)
- Loans	940,827		2,909,863

to financial sector	34,909		198,213
to non-financial public sector	(17)		(16)
to non-financial private sector and residents abroad	905,935		2,711,666
- Other receivables from financial transactions	(26,041)		143,340
- Receivables from financial leases	(56,376)		(15,892)
- Deposits	2,541,464		(154,477)

to financial sector	(27,937)		(18,251)
to non-financial public sector	816,434		(210,577)
to non-financial private sector and residents abroad	1,752,967		74,351
- Other liabilities from financial transactions	54,357		248,236

Financing from financial or interfinancial sector (call borrowed)	151,351		16,000
Others (except liabilities included in Financing Activities)	(96,994)		232,236
Collections related to service charge income	1,378,665		1,013,334
Payments related to service charge expense	(399,785)		(294,814)
Administrative expenses paid	(1,521,288)		(1,181,888)
Organizational and development expenses paid	(11,519)		(4,126)
Net collections from punitive interest	6,375		4,374
Differences from judicial resolutions paid	(1,708)		(3,178)
Collections of dividends from other companies	67		48
Other collections /(payments) related to other income and expenses	5,517		(17,748)

Net cash flows provided by/(used in) operating activities	679,055		(2,515,483)

Investment activities

Net payments from premises and equipment	(31,904)		(3,104)
Net payments from other assets	(113,100)		(141,799)
Other collections /(payments) from investment activities	7,864		(207,945)

Net cash flows used in investment activities	(137,140)		(352,848)

Financing activities

Net collections / (payments) from:
- Unsubordinated corporate bonds	(42,685)		362,218
- Argentine Central Bank	(5,922)		(4,687)

Other	(5,922)		(4,687)
- Banks and international agencies	(56,437)		8,380
- Financing received from local financial institutions	(42,505)		(56,182)
Other payments from financing activities	(131,512)		(20,417)

Net cash flows (used in)/provided by financing activities	(279,061)		289,312

Net increase /(decrease) in cash and cash equivalents	262,854		(2,579,019)

(1)	See note 6 “Statement of cash and cash equivalents flow”.

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF MARCH 31, 2015, PRESENTED IN COMPARATIVE FORM WITH

THE BALANCE SHEET AS OF DECEMBER 31, 2014, AND THE STATEMENTS OF INCOME

AND CASH AND CASH EQUIVALENTS FLOW AS OF MARCH 31, 2014

(Art. 33 of Law Nr. 19,550)

(Translation of financial statements originally issued in Spanish - See note 22 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement Nr. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has consolidated - line by line – its balance sheets as of March 31, 2015 and the end of the previous fiscal year, and the statements of income and cash and cash equivalents flow for the three month periods ended March 31, 2015 and 2014, as per the following detail:

–	As of March 31, 2015:

a)

With the financial statements of BBVA Francés Valores S.A., PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the three month periods ended March 31, 2015 and 2014.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the nine month period ended March 31, 2015 and 2014.

–	As of December 31, 2014:

a)

With the financial statements of BBVA Francés Valores S.A., PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the fiscal year ended December 31, 2014.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the six month period ended December 31, 2014.

The results and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a three month period ended on March 31, 2015 and 2014.

Interests in subsidiaries as of March 31, 2015 and the end of the previous fiscal year are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		03-31-2015	12-31-2014	03-31-2015	12-31-2014	03-31-2015	12-31-2014

BBVA Francés Valores S.A.	Common	12,396	12,396	96.9953	96.9953	96.9953	96.9953
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Common	35,425,947	35,425,947	53.8892	53.8892	53.8892	53.8892
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (1)	Common	230,398	230,398	95.0000	95.0000	95.0000	95.0000

(1)	The Entity has a direct ownership interest equivalent to 95% of the Company’s capital stock and an indirect ownership interest equivalent to 4.8498% through BBVA Francés Valores S.A.

Total assets, liabilities and stockholders’ equity in accordance with the criteria defined in note 2 below, as of March 31, 2015 and the end of the previous fiscal year and net income balances for the three month periods ended March 31, 2015 and 2014, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	03-31-2015	12-31-2014	03-31-2015	12-31-2014	03-31-2015	12-31-2014	03-31-2015	03-31-2014

BBVA Francés Valores S.A.	36,497	36,176	1,891	10,187	34,606	25,989	8,617	2,580

Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	51,816	50,012	42,707	41,493	9,109	8,519	589	(2,495)

PSA Finance Argentina Cía Financiera S.A.	2,237,426	2,304,138	1,632,125	1,761,827	605,301	542,311	62,990	41,330

BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	177,827	158,905	35,071	29,982	142,756	128,923	13,833	31,432

2.	VALUATION METHODS

The financial statements of the subsidiaries have been prepared based on similar methods to those applied by the Bank for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of the Bank. The following are the main differences with the Argentine professional accounting standards:

Arising from the application of the accounting standards laid down by BCRA and the Argentine professional accounting standards:

•

The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the BCRA are charged up front to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with Argentine professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 6,255 and 7,414 as of March 31, 2015 and the end of the previous fiscal year, respectively.

•

The Bank has not made disclosures required by Argentine professional accounting standards on discontinued operations or discontinuation in relation to the process of liquidating its subsidiary Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)

3.	REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

Law Nr. 26,425- Dissolution and liquidation of Consolidar A.F.J.P. S.A.:

Law Nr. 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System (SIPA). As a consequence, Consolidar A.F.J.P. S.A. ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System. Said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and funds.

Besides, on October 29, 2009, ANSES issued its Resolution Nr. 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar A.F.J.P. S.A. to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar A.F.J.P. S.A. effective as of December 31, 2009 on the understanding that such will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company. In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Mr. Gabriel Orden and Mr. Rubén Lamandia to act as liquidators of Consolidar A.F.J.P. S.A. As of December 31, 2009 these gentlemen have been designated as the Company’s legal representatives. As of the date of issuance of these financial statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar A.F.J.P. S.A.

On January 28, 2010, the dissolution of Consolidar A.F.J.P. S.A. as well as the list of designated liquidators were registered with the Supervisory Board of Companies (IGJ)

In addition, the Extraordinary General Shareholders’ Meeting of Consolidar A.F.J.P. S.A. approved a voluntary reduction in capital stock for 75,000 on October 19, 2009. In turn, the IGJ conferred its approval to the capital reduction mentioned on January 11, 2010. In this respect, on January 19, 2010 the shareholders were transferred their capital contributions in conformity with the above-mentioned reduction.

BBVA Francés, in its capacity as shareholder requested that Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) should file a note with the Argentine Ministry of Economy and Public Finance and with the Argentine Social Security Authority to commence discussions within the framework of Law Nr. 26,425 in order to identify one or more resolution alternatives in connection with the consequences resulting from the events caused by the enactment of that Law. This note was filed by Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) on June 11, 2010.

On December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed an action for damages against the National State and the Ministry of Labor, Employment and Social Security with the court of original Federal Jurisdiction over Contentious Administrative Matters Nr. 4, Clerk of Court’s Office Nr. 7, case file Nr. 40,437/2010. The complaint was ratified by BBVA Francés in its capacity as majority shareholder in that Company. On July 15, 2011, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) and BBVA Francés filed with the same court an enhanced complaint for determining the amounts claimed as damages. On March 9, 2012, the Court ordered the service of process on the National State. On November 23, 2012, the Court handed down a resolution demanding the production of evidence within a term of forty days. On May 13, 2013, the Court hearing in the case ordered that evidence be produced. The Company is providing depositions, documentary evidence and expert witnesses’ reports. On May 28, 2013, the Company accompanied the statements and the testimony of witnesses, as the case is currently at the evidence production stage.

4.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	03-31-2015	12-31-2014
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	4,200	3,928
BBVA Francés Valores S.A.	1,039	781
PSA Finance Argentina Cía Financiera S.A.	302,650	271,155
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	214	194

Total	308,103	276,058

5.	RESTRICTIONS ON ASSETS

a)

BBVA Francés Valores S.A. holds two shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 18,000 and 10,300, respectively, as of March 31, 2015 and the end of the previous fiscal year. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of the company with their obligations.

b)	See note 7 to the stand-alone financial statements of the Bank.

6.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

		03-31-15	12-31-2014	03-31-2014	12-31-2013

a)	Cash and due from banks	12,887,318	12,559,464	10,322,833	12,880,744

b)	Government securities	--,--	--,--	260,768	115,876

c)	Loans to financial sectors, call granted maturity date less than three months as from the end of each period or fiscal year	327,500	392,500	441,000	607,000

CASH AND CASH EQUIVALENTS		13,214,818	12,951,964	11,024,601	13,603,620

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are readily convertible in known cash amounts, they are subject to insignificant risk of changes in value and their maturity is less than three months as from the end of each period or fiscal year date.

7.	BREAKDOWN OF MAIN ITEMS

The detail of the main items included in financial statements is as follows:

	03-31-2015	12-31-2014

a) GOVERNMENT AND PRIVATE SECURITIES

* Holdings booked at fair value

Secured Bonds due in 2020	1,302,756	1,183,905
Peso-denominated Discount governed by Argentine Law maturing in 2033	401,350	467,472
Federal Government Bonds in Pesos Badlar + 200 bp due 2016	303,975	374,000
Federal Government Bonds in Pesos Badlar + 200 bp due 2017	285,335	279,178
Argentine Bond of Saving towards economic development	167,927	152,447
Discount notes in USD due 2033	57,120	--,--
Federal Government Bonds in US Dollars 7% due 2015	35,248	104,850
Federal Government Bonds in US Dollars 8.75% due 2024	31,625	43,384
Secured Bonds due in 2018	--,--	74,875
US Dollar-linked Argentine Government Bond at 2.40% maturing in 2018	--,--	66,080
Federal Government Bonds in Pesos Badlar + 250 bp due 2019	--,--	42,679
Par Securities denominated in Pesos	--,--	38,319
Consolidation Bonds – sixth series	--,--	37,716
Other	38,502	77,568

Total	2,623,838	2,942,473

	03-31-2015	12-31-2014

* Holdings booked at amortized cost

Argentine Treasury Notes due March 2016	98,227	--,--
Other	164	164

Total	98,391	164

* Instruments issued by the BCRA

BCRA Bills (LEBAC)	11,985,646	8,630,056

Total	11,985,646	8,630,056

* Investments in listed private securities

FBA Ahorro Pesos Investment Fund	67,120	49,652
FBA Bonos Argentina Investment Fund	10,874	10,210
Other	1,421	1,135

Total	79,415	60,997

- Allowances	(201)	(201)

Total	14,787,089	11,633,489

b) INVESTMENTS IN OTHER COMPANIES – Other

In other companies - unlisted	49,918	44,460
In companies-supplementary activities	30,003	22,283

Total	79,921	66,743

c) OTHER RECEIVABLES – Other

Guarantee deposits	460,666	377,029
Miscellaneous receivables	389,696	475,180
Prepayments	279,273	279,381
Tax prepayments	275,758	281,535
Loans to personnel	177,772	181,975
Advances to personnel	29,113	93,065
Other	8,308	8,261

Total	1,620,586	1,696,426

	03-31-2015	12-31-2014

d) OTHER SUBSIDIARIES’ ASSETS

Other related to pension fund management business	--,--	450

Total	--,--	450

e) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS - Other

Accounts payable for consumption	2,396,328	2,482,573
Other withholdings and collections at source	648,030	687,838
Collections and other operations for the account of third parties	456,599	419,185
Money orders payable	294,039	338,117
Fees collected in advance	117,078	121,831
Social security payment orders pending settlement	94,972	18,816
Pending Banelco debit transactions	48,103	73,651
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	34,592	32,488
Funds raised from third parties	14,295	18,941
Loans received from Interamerican Development Bank (IDB)	5,908	6,485
Accrued commissions payable	4,425	7,336
Other	73,415	71,074

Total	4,187,784	4,278,335

f) OTHER LIABILITIES – Other

Accrued taxes	1,314,666	1,093,119
Miscellaneous payables	938,203	697,722
Accrued salaries and payroll taxes	545,010	541,245
Amounts collected in advance	397,305	434,830
Other	4,991	4,805

Total	3,200,175	2,771,721

g) OTHER SUBSIDIARIES’ LIABILITIES

Other related pension fund management business	--,--	337

Total	--,--	337

h) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Securities representative of investment in custody safekeeping on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	65,638,009	61,071,633
Items in safekeeping	69,433,657	53,730,674
Checks not yet credited	4,019,634	3,694,973
Collections items	505,623	573,483
Cash in custody on behalf of the BCRA	264,591	287,347
Checks drawn on the Bank pending clearing	185,540	564,348
Other	453,974	514,368

Total	140,501,028	120,436,826

	03-31-2015	03-31-2014

i) SERVICE CHARGE INCOME - Other

Commissions for hiring of insurances	157,598	111,452
Rental of safe-deposit boxes	41,493	34,484
Commissions on debit and credit cards	21,372	12,586
Commissions for transportations of values	10,126	6,609
Commissions for loans and guaranties	9,458	10,022
Commissions for escrow	5,370	5,922
Commissions for capital market transactions	7,647	4,080
Commissions for salary payment	2,427	2,500
Commissions for trust management	345	341
Other	19,710	19,984

Total	275,546	207,980

j) SERVICE CHARGE EXPENSE - Other

Turn-over tax	93,756	75,572
Insurance paid on lease transactions	33,226	23,609
Other	6,345	2,919

Total	133,327	102,100

k) OTHER INCOME – Other

Income from the Credit Card Guarantee Fund	11,799	19,192
Related parties expenses recovery	7,922	282
Interest on loans to personnel	7,370	7,633
Rents	633	--,--
Other	5,337	22,806

Total	33,061	49,913

l) OTHER EXPENSE – Other

Charges for administrative, disciplinary and criminal penalties (1)	48,817	--,--
Deferred income tax (2)	16,800	108,800
Private health insurance for former employees	3,636	2,426
Insurance losses	2,962	3,044
Turn-over tax	2,191	2,772
Donations	1,953	1,999
Other	9,853	10,015

Total	86,212	129,056

(1) See note 6.1. to the stand-alone financial statements

(2) As of December 31, 2103 offset with a charge for the same amount in “Loans recovered and reversals of allowances” account, under Other income item.

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 20 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	03-31-2015	12-31-2014

COMMERCIAL PORTFOLIO

Normal performance	21,808,113	21,065,160

Preferred collaterals and counter guaranties “A”	1,522,608	1,215,074
Other collaterals and counter guaranties “B”	847,576	790,615
Without senior security or counter guaranties	19,437,929	19,059,471

With special follow-up	--,--	7,022

Under observation	--,--	7,022

Other collaterals and counter guaranties “B”	--,--	540
Without senior security or counter guaranties	--,--	6,482

Non-performing	1,015	5,048

Other collaterals and counter guaranties “B”	683	--,--
Without senior security or counter guaranties	332	5,048

With high risk of uncollectibility	7,515	--,--

Other collaterals and counter guaranties “B”	592	--,--
Without senior security or counter guaranties	6,923	--,--

Uncollectible	13,394	27,508

Other collaterals and counter guaranties “B”	3,750	3,750
Without senior security or counter guaranties	9,644	23,758

Total	21,830,037	21,104,738

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 20 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	03-31-2015	12-31-2014

CONSUMER AND HOUSING PORTFOLIO

Normal performance	25,398,847	24,380,887

Preferred collaterals and counter guaranties “A”	35,774	41,185
Other collaterals and counter guaranties “B”	3,870,778	3,926,860
Without senior security or counter guaranties	21,492,295	20,412,842

Low risk	317,469	273,475

Preferred collaterals and counter guaranties “A”	--,--	68
Other collaterals and counter guaranties “B”	69,939	71,350
Without senior security or counter guaranties	247,530	202,057

Medium risk	212,108	211,868

Other collaterals and counter guaranties “B”	19,200	24,017
Without senior security or counter guaranties	192,908	187,851

High risk	149,785	145,310

Other collaterals and counter guaranties “B”	34,945	29,952
Without senior security or counter guaranties	114,840	115,358

Uncollectible	41,278	43,657

Other collaterals and counter guaranties “B”	21,994	18,572
Without senior security or counter guaranties	19,284	25,085

Uncollectible, classified as such under regulatory requirements	57	136

Without senior security or counter guaranties	57	136

Total	26,119,544	25,055,333

General Total (1)	47,949,581	46,160,071

(1) Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds and Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts – Credit – Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INFORMATIVE SUMMARY OF ACTIVITY FOR THE THREE MONTH PERIOD

ENDED ON MARCH 31, 2015

(Consolidated amounts – Stated in thousand Pesos)

BBVA Francés has in place a differential management and relationship model based on segments and specialization. Thanks to this model, BBVA Francés obtains an in-depth knowledge of its customers, which is essential to the design of value offerings in line with customers’ needs and the establishment of long-lasting relationships.

The Entity also has a broad distribution model: it is present throughout the country with a network that 282 customer service points, 251 of which are retail branches and 31 are devoted to small and medium enterprises and institutions. Corporate Banking is divided by industry sectors: Retail, Heavy Industries and Energy that provide personalized service to large companies. Besides, the Bank’s distribution network is further supplemented by 13 in-store banks, 2 points of sales, 686 ATMs and 776 self-service terminals.

BBVA Francés continues to evidence its ability to provide recurring income primarily originating in intermediation with the private sector through healthy growth in the Individual and Enterprise Banking divisions whilst Corporate Banking exhibited an optimization of the mix of terms, which provided more income through the spreads.

Regarding the performance of the Bank in terms of activity, the Bank’s portfolio of loans to the private sector totaled 44,034,701 as of March 31, 2015, which points to an 17.7% growth rate in the last twelve months of the year, while during the quarter the growth rate was of 4%.

Such increase is highly leveraged by the Entity’s strong alliance program (LAN, River, Boca, plus other retailers) that not only generates business through an increase in consumption but also allows all the parties involved to loyalize customers and bring new customers on board. The portfolio of credit cards grew by 55% in the past twelve months and by 8.1% in the quarter. In addition BBVA Francés is the largest source of pledge loans in Argentina: one every three pledge loans is granted through the Entity.

In turn, the credit facilities for investment projects conceived for micro, small and medium enterprises have been essential. We attained the objective set, which allowed us to grow in installments by extending terms according to the strategy laid out. The increase in the commercial portfolio in the past year grew by 13.2%, and by 4.2% in the quarter.

As to portfolio quality, the Bank has been able to maintain the best indicators in the Argentine financial system within an environment that has shown signs of deterioration. The portfolio quality ratio (Non-performing loans/Total loans) was 0.89% with a level of coverage (Total loan loss provisions/Non-performing loans) of 233% at the end of the period.

As of March 31, 2015, the portfolio of Government securities, net of repurchase agreements, totaled 2,623,395 and represented 3.2% of the Bank’s Total assets. Besides, the instruments issued by the Argentine Central Bank, net of repurchase agreements, totaled 10,013,949 as of that date and since they are short-term, they are used in order to allocate liquidity.

As to liabilities, total clients’ resources totaled 55,357,671, indicative of 23.4% growth in the last twelve months. By kind of product, in the same period, sight deposits grew by 37.9% and term deposits grew by 12.4%. Whilst total deposits in the quarter grew by 7.6% with term deposits increasing by 14.5% whilst sight balances diminishing slightly during the period.

BBVA Francés maintains sufficient levels of liquidity and solvency. As of March 31, 2015, liquid assets (Cash and cash equivalents plus Government and Private securities) represented 50% of the Bank’s deposits. Besides, the capital ratio was at 17.1% of risk-weighted assets. The Bank surpassed capital minimum requirements by 5,849,692.

BBVA Francés posted 930,946 in net income during the first quarter of the year, which points to a 31.7% drop compared to the income for the first quarter of 2014, whilst the quarter saw a 14.3% increase.

On a line to line analysis, the Financial income - net totaled 2,285,429 at the end of March, 2015, which points to 6.7% decrease in comparison with the same quarter of 2014. It is important to mention that the first quarter of 2014 included the increase in the line Foreign exchange gains and other, which includes forward transactions in foreign currency, as a consequence of the depreciation in the exchange rate that took place in January that year.. Meanwhile, during the first quarter of 2015 there was a 15.5 % increase resulting mainly from the income from the portfolio of private and Government securities.

Income from services – net totaled 960,451, which points to 31.8% compared to the amount as of March 31, 2014, whilst, compared to the previous quarter, the increase was 4.5%. These increases were mainly driven by credit card consumptions and increases in the activity level recorded in deposit accounts, as well as in the commissions provided by PSA Finance. Whilst expenses from services reflect an increase in the fees paid associated to promotions with credit cards.

Administrative expenses, again, recorded a balance of 1,584,248 at the end of March 2015, growing by 29.8% compared to the same period of the prior year whilst in the course of the quarter there was a 7.2% increase. The increase in personnel expenses registers the agreements with the working union and the increase of 3% of the staff, whilst overhead reflects the impact of the growth in the level of activity as well as in the level of prices.

Outlook

For 2015, BBVA Francés will continue to focus its business on intensifying efforts on the high income segment, boosting transactionality, developing a streamlined plan in all manageable lines and continuing to increase the payroll accounts portfolio. As concerns financial management, BBVA Francés retains the objective consisting in structural strength on the basis of a healthy, well capitalized balance sheet, with mitigated risk and an adequate funding structure accompanied by a comfortable liquidity situation.

It is equally important to point out that the Entity continues to undergo a transformation towards a more digital model, required to take on the challenges encountered by the financial industry: increased regulation, higher transparency and responsibility levels and intensified competition due to the changes in customer preferences stemming from the technological revolution.

CONSOLIDATED BALANCE SHEET STRUCTURE COMPARED TO THE SAME PERIODS EN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	03-31-2015	03-31-2014	03-31-2013	03-31-2012	03-31-2011

Total Assets	81,177,530	64,771,464	46,140,571	39,787,328	35,468,139

Total Liabilities	69,606,605	56,061,130	40,534,806	35,589,254	32,220,623

Minority Interest in subsidiaries	308,103	192,036	129,677	89,299	197,250

Stockholders’ Equity	11,262,822	8,518,298	5,476,088	4,108,775	3,050,266

Total Liabilities + Minority Interest in subsidiaries + Stockholders’ Equity	81,177,530	64,771,464	46,140,571	39,787,328	35,468,139

CONSOLIDATED STATEMENT OF INCOME STRUCTURE COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	03-31-2015	03-31-2014	03-31-2013	03-31-2012	03-31-2011

Financial income	2,285,429	2,448,888	1,104,045	781,916	653,263

Allowances for loan losses	(143,097)	(118,744)	(94,100)	(58,881)	(41,576)

Income from services	906,451	728,761	544,674	417,191	303,762

Administrative expenses	(1,584,248)	(1,220,123)	(920,158)	(692,538)	(551,165)

Net gain from financial transactions	1,518,535	1,838,782	634,461	447,688	364,284

Miscellaneous income and expenses – net	(62,916)	73,665	2,213	55,595	(68,523)

Results of minority interest in subsidiaries	(32,046)	(19,638)	(11,697)	(7,189)	(18,057)

Income tax	(492,627)	(530,691)	(280,825)	(255,576)	(82,222)

Net income for the period	930,946	1,362,118	344,152	240,518	195,482

CONSOLIDATED CASH FLOWS STRUCTURE COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	03-31-2015	03-31-2014	03-31-2013	03-31-2012	03-31-2011

Net cash flow provided by / (used in) operating activities	679,055	(2,515,483)	(414,254)	388,312	428,934

Net cash flow used in investment activities	(137,140)	(352,848)	(152,731)	(38,724)	(72,843)

Net cash flow used in financing activities	(279,061)	289,312	(416,861)	(57,535)	(30,334)

Financial results and results from holdings of cash and cash equivalents (including interest)	--,--	--,--	54	--,--	--,--

Total cash (used) / provided during the period	262,854	(2,579,019)	(983,792)	292,053	325,757

STATISTICAL RATIOS COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(year-over-year variations in balances)

	03-31-2015/14	03-31-2014/13	03-31-2013/12	03-31-2012/11	03-31-2011/10

Total Loans	17.71%	22.74%	28.70%	29.58%	49.13%

Total Deposits	23.38%	28.29%	17.69%	23.63%	29.52%

Net Income	(31,65%)	295.79%	43.09%	23.04%	22.43%

Stockholders’ Equity	32.22%	55.55%	33.28%	34.70%	(0.92%)

RATIOS COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

	03-31-2015	03-31-2014	03-31-2013	03-31-2012	03-31-2011

Solvency (1)	16.11%	15.14%	13.47%	11.52%	9.41%

Liquidity (2)	50.01%	43.46%	34.10%	42.06%	58.99%

Tied-up capital (3)	2.91%	2.49%	1.64%	1.66%	1.77%

Indebtedness (4)	6.21	6.60	7.43	8.68	10.63

(1) Total Shareholders’ equity/Liabilities (including minority interests in subsidiaries)

(2) Sum of Cash and cash equivalents and Government and Private securities/Deposits

(3) Sum of Premises and equipment, other assets and Intangible assets/Assets

(4) Total Liabilities (including minority interests in subsidiaries)/Shareholders’ equity

INDEPENDENT AUDITORS’ REVIEW REPORT

(Interim financial statements)

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

Report on interim financial statements

1.	Identification of the interim financial statements subject to review

We have reviewed:

a)

the accompanying interim financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA Francés” or the “Bank”), which comprise the balance sheet as of March 31, 2015 and the statement of income, statement of changes in stockholders´ equity and cash and cash equivalents flow for the three-month period then ended and the supplemental information included in their notes 1 to 20, and the Exhibits “A” through “L”, “N” and “O”; and

b)

the accompanying interim consolidated financial statements of BBVA Francés and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of March 31, 2015 and the consolidated statement of income and the consolidated cash and cash equivalents flow for the three-month period then ended, and the supplemental information included in their notes 1 to 7 and the Exhibit 1.

The figures and other information for the year ended December 31, 2014 and for the three-month period ended March 31, 2014 are an integral part of these interim financial statements and are intended to be read only in relation to those financial statements.

2.	Bank’s Board of Directors responsibility for the interim Financial Statements

The Bank’s Board of Directors is responsible for the preparation and fair presentation of such accompanying interim financial statements in conformity with accounting standards established by the Argentine Central Bank (B.C.R.A.) applicable to financial institutions, as well as responsible of internal control considered necessary to enable the presentation of financial statements free from material misstatement.

3.	Auditors’ Responsibility

Our responsibility is to issue a conclusion on the accompanying interim financial statements based on our review. We conducted our review in accordance with standards for review of interim financial statements for interim periods set forth in section IV of the Technical Pronouncement N° 37 of the Argentine Federation of Professional Councils in Economic Sciences and the “Minimum Standards applicable for External Audits” established by the Argentine Central Bank (B.C.R.A.) for the limited reviews of interim financial statements. Those standards require that we comply with ethical requirements.

A review of interim financial statements is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an opinion on the financial position of the Bank as of March 31, 2014, on the results of its operations, the changes in its stockholders´ equity and its cash and cash equivalents flow for the three-month period then ended.

4.	Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial statements of BBVA Francés both stand alone and consolidated with its subsidiaries companies corresponding to the three-month period ended on March 31, 2015, are not presented in all material respects, in accordance with accounting standards established by B.C.R.A.

5.	Emphasis on certain issues disclosed in the financial statements

The interim stand-alone and consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with the accounting standards established by the B.C.R.A., which differ from the Argentine professional accounting standards concerning the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements. This issue does not modify the conclusion expressed in caption 4.

6.	English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 20 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of B.C.R.A. and except for the matters described in caption 5, with the Argentine professional accounting standards. The effects of the differences between the accounting standards of B.C.R.A. and the Argentine professional accounting standards, and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash and cash equivalents flow in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, May 8, 2015.

MARCELO BASTANTE

Partner

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date:	May 18, 2015	By:	/s/ Ignacio Sanz y Arcelus
			Name:	Ignacio Sanz y Arcelus
			Title:	Chief Financial Officer